UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

EXTRAORDINARY GENERAL MEETING MANUAL

June 29, 2020

LINX S.A.

1) MESSAGE OF THE CHAIRMAN OF THE BOARD

São Paulo, May 29,2020

Dear Sirs, Stockholders,

It is with great pleasure that we invite you to participate in the General Extraordinary Meeting (“Meeting” or “AGE”) of Linx S.A. (“Linx” or “Company”), convened to June 29, 2020 at 02:00 p.m., at Avenida Doutora Ruth Cardoso, no. 7221, 20º andar, Edifício Birmann 21, Pinheiros, Postal Code (CEP) 05425-902. The issues to be deliberated upon in the AGE are described in the Call Notice published in this Extraordinary Meeting Manual (“Manual”), which purpose is to provide the necessary information so that you are able to fully exercise your voting rights in the Meeting.

Due to measures related to the containment of the covid-19 pandemic and the Article 4 of the State Decree no. 64.881 of March 22, 2020, which recommends that the movement of people in the State of São Paulo is limited to essential activities, the Company strongly recommends to the Stockholders to participate in the Meeting through the remote voting and public proxy request available by the Company.

We will rely on the attendance of the representatives of the Administration of the Company in the AGE, who will be allowed to provide any information concerning the issues submitted to deliberation of the Stockholders.

The Company also takes the opportunity to present, in this document, all supporting documentation necessary for the vote, pursuant to the provisions set forth in the Law  6.404, dated December 15th, 1976, as amended (“Corporation Law”) and the Instructions issued by the Brazilian Securities Exchange Commission (CVM) number 480, dated December 7th, 2009, as amended (“CVM Instruction 480”) and Instruction CVM number 481, dated December 17th, 2009, as amended (“CVM Instruction 481”).

In addition, we remind you that the Linx Investors Relations Department remains at your disposal to clarify possible doubts related to the issues set forth in the agenda through the telephone (11) 2103-1575 and by means of electronic message (ri@linx.com.br).

The effective participation of the Stockholders in the Meeting is very important. This is the opportunity to discuss and vote the issues presented for deliberation, in light of the information disclosed for a conscious decision making.

We count on your attendance and participation.

Nércio José Monteiro Fernandes

Chairman of the Board of Directors

2) INFORMATION ON THE GENERAL MEETING

1.      Invitation

1.1.   Date: June 29, 2020

1.2.   Time: 02:00 pm

1.3.   Place: Avenida Doutora Ruth Cardoso, nº 7221, 20º andar, Edifício Birmann 21, Pinheiros, CEP 05425-902

The Meeting shall be held at Company’s headquarter pursuant to the provisions set forth in the Corporate Law, but to attend the Article 4 of the State Decree no. 64.881 of March 22, 2020, also to attend the recommended by their public health authorities, the Company will provide resources and recommend the Stockholder attend remotely in the AGE.

Issued of the Extraordinary Meeting

•       Fix the cap for the annual global compensation of the Company´s management for the fiscal year of 2020;

2.      General Information on the Meeting

The issue General Meeting is addressed in the Chapter XI (Articles 121 to 137) of the Corporation Law.

The Call Notice of the Meeting was published in the Official Gazette of the State of São Paulo and in the newspaper O Estado de São Paulo, pursuant to the provisions set forth in Article 124 of the Corporation Law.

The Call Notice set forth in this Manual expressly lists, in the agenda, all issues to be deliberated upon; the title “General Issues” shall not be issued, and the inclusion of other issues that depend upon deliberation of the Meeting shall not be allowed.

The Meetings, convened and opened according to the provisions of the Law and the Articles of Association of the Company, have powers to decide upon all businesses related to the purpose of the Company, and to adopt the decisions deemed convenient for its defense and development, with observance of the issues set forth in the Agenda, according to the respective Call Notice.

The Company holds its Regular Meeting within the first four (04) months following the end of the fiscal year, in order to address the issues set forth in the Corporation Law, such as:

I.            to examine the accounts of the administrators; examine, discuss and vote the Financial Statements of the Company;

II.           to deliberate upon the allocation of the net profits; and

III.          to elect the members of the Board of Directors.

The Extraordinary Meeting shall be convened to deliberate upon the remaining cases, such as the amendment to the Articles of Association, the deliberation on the transformation, merger, acquisition and spin-off of the Company, its dissolution and liquidation, the election and dismissal of liquidators and the examination of their accounts, and the split and reverse split of stocks.

The Meetings shall be preferably chaired by the Chairman or Deputy Chairman of the Board of Directors and, in the event of absence or impediment, by any attending Director or Officer and, in the event of absence, by any person, whether Stockholder or not, appointed in writing by the Chairman of the Board of Directors. The Chairman of the General Meeting shall appoint up to two (02) Secretaries, who may be Stockholders of the Company or not, according to the provisions set forth in the Articles of Association of the Company.

According to the provisions set forth in Article 125 of the Corporation Law, apart from the exceptions set forth in Law, the Meeting shall be opened, on first summons, with the attendance of the Stockholders that represent no less than one-fourth (1/4) of the capital stock with voting rights and, on second summons, with the attendance of any number of Stockholders.

Pursuant to the provisions set forth in Article 135 of the Corporation Law, the Extraordinary Meeting that deliberates upon the amendment to the Articles of Association shall be opened, on first summons, with the attendance of the Stockholders that represent two-thirds (2/3) of the capital stock with voting rights and, on second summons, with the attendance of any number of Stockholders.

The Extraordinary Meeting that deliberates upon the choice of the specialized institution or company responsible for determining the fair market value of the Company (as defined in the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa e Balcão (“B3”) shall be opened on first summons with the attendance of the Stockholders that represent no less than twenty percent (20%) of the total Outstanding Capital Stock (as defined in the Novo Mercado Rules), and with any number of Stockholders on second summons.

Apart from the exceptions set forth in Law and in the Novo Mercado Rules, the minimum quorum for deliberation in Meeting is the majority of the votes cast by the attending Stockholders, that it to say, fifty percent (50%) plus one (01) vote cast by the attendees, without taking into account absentee votes, invalid and blank votes, and with observance of the provisions set forth in Paragraphs 8 and 9 of Article 118 of the Corporation Law in relation to the votes cast in violation of Stockholders Agreement filed at the registered office of the Company, in addition to the vote of Stockholder signatory of the Agreement, which has been damaged as a result of absent or remiss Stockholder.

3) INSTRUCTIONS FOR THE PARTICIPATION IN THE GENERAL MEETING – PROCEDURES AND TERMS

In attention the recommends by their public health authorities and the Article 4 of the State Decree no. 64.881 of March 22, 2020 related to controlling the COVID-19 pandemic the Company’s Management recommend to their Stockholders to attendance remotely the Meeting using the resources of distance vote or public request for power-of-attorney to preserve the physical integrity of the Stockholders.

The Company’s Management give the alternative to use the distance vote to be sent to Company’s address or to use the public request for power-of-attorney without signature notarization and legalization by the consulate. The Company also give the possibility to send the original copies by email ri@linx.com.br to accept the ballot of remote vote or public request for power of attorney. For this option to be considered valid is necessary to obtain express confirmation from the Company. Its also important to mention that this is only valid to AGE convened  to June 29 2020 due to COVID-19 pandemic and the public recommendation to social isolation.

Therefore, the Company require that the delivery of the necessary documents to participate the AGE convened to June 29, 2020 will be only accept by modalities of distance vote and public request for power-of-attorney.

1.      Attending Shareholders

The Stockholders that wish to participate in the Meetings in person shall attend, minutes before the time indicated in the Call Notice Notice, bearing the following documents:

1.1.   Shareholders who are Individuals

•        Identification document with photo (Identity Card (RG), National Registration of Foreigners (RNE), National Driver’s License (CNH) or registration card with occupational boards officially acknowledged in Brazil); and

•        Document that substantiates the ownership of the stocks issued by Linx, issued by bookkeeping financial institution and/or custody agent in the last five (05) days.

1.2.   Shareholders which are Legal Entities

•        Notarized copy of the last restated Articles of Association or Bylaws and corporate documentation granting representation powers (Minutes of Election of Officers and/or Power of Attorney);

•        Identification document with photo (Identity Card (RG), National Registration of Foreigners (RNE), National Driver’s License (CNH) or registration card with occupational boards officially acknowledged in Brazil) of the legal representatives; and

•        Document that substantiates the ownership of the stocks issued by Linx, issued by bookkeeping financial institution and/or custody agent in the last five (05) days.

1.3.   Investment Funds

•        Notarized copy of the last restated Bylaws of the Fund and Articles of Association or Bylaws of its Administrator, in addition to the corporate documentation granting representation powers (Minutes of Election of Officers and/or Power of Attorney);

•        Identification document with photo (Identity Card (RG), National Registration of Foreigners (RNE), National Driver’s License (CNH) or registration card with occupational boards officially acknowledged in Brazil) of the legal representatives; and

•        Document that substantiates the ownership of the stocks issued by Linx, issued by bookkeeping financial institution and/or custody agent in the last five (05) days.

2.      Stockholders represented by Power of Attorney

 The Stockholders that are not able to attend the Meeting to be held on April 30th, 2020 may be represented by Attorney-in-fact appointed within the previous one (01) year, according to the provisions set forth in Paragraph 1, Article 126 of the Corporation Law and the decisions of the Collegiate Board adopted by the Brazilian Securities Exchange Commission (CVM), with exception of the instrument of Power of Attorney granted according to the terms of Stockholders Agreement, which may establish a term longer than the one set forth in said Article of the Corporation Law, bearing the following documents:

•        Original or notarized copy of the instrument of Power of Attorney with specific powers for representation in the Meetings, and with signature notarization of the Stockholder. The documents of the Stockholders issued abroad shall be notarized by notary public, legalized in the Brazilian Consulate, translated by sworn translator registered with Board of Trade, whose signature shall be notarized and registered with Registry of Deeds and Documents, together with the respective sworn translations, pursuant to the provisions of the laws in force.

If you prefer, use the model indicated in Annex I (Power of Attorney Without Voting Instructions).

•        Notarized copy of the last restated Articles of Association or Bylaws and corporate documentation granting representation powers (Minutes of Election of Officers and/or Power of Attorney), in case the Stockholder is a Legal Entity;

•        Identification document with photo (Identity Card (RG), National Registration of Foreigners (RNE), National Driver’s License (CNH) or registration card with occupational boards officially acknowledged in Brazil) of the Attorney-in-fact; and

•        Document that substantiates the ownership of the stocks issued by Linx, issued by bookkeeping financial institution and/or custody agent in the last five (05) days.

The instruments of Power of Attorney may be granted to the competent agent, according to the provisions of the Law and following the precepts contained in the Articles of Association / Bylaws of the Stockholders, when applicable, or financial institution, and the administrator of the investment funds shall represent the fund investors.

We request that the instruments of Power of Attorney for representation in the Meetings be filed within up to forty-eight (48) hours before the time of the Meeting, at the following address: Avenida Doutora Ruth Cardoso, no. 7221, 20º andar, Sala 1, Edifício Birmann 21, Pinheiros, City of São Paulo, State of São Paulo, Brazil, for the attention of Ana Paula Frigo.

We emphasize that the Stockholders shall be allowed to participate in the AGE even in case they fail to previously file the documents, provided that they present them in the opening of the AGE, according to the provisions set forth in Paragraph 2, Article 5 of the ICVM 481.

3.      Foreign Stockholders

The foreign Stockholders shall present the same documentation applicable to Brazilian Stockholders; however, said documentation shall be translated into Portuguese by sworn translator, notarized and legalized by the consulate (with exception of the alternative procedures possibly accepted as a result of international agreements or covenants).

4.      Ballot of Remote Vote

The Stockholders that hold stocks issued by the Company, which are held by central depositary institution may convey the voting instructions for the completion of the ballot of remote vote by means of the respective custodian agents, in case they provide said services.

The service of collection and transmission of instructions and completion of vote may be provided also by Banco Itaú, bookkeeping agent of the stocks issued by Linx, by means of an electronic platform. For such purpose, the Stockholder shall register on the website Itaú Securities Services Assembleia Digital (https://www.itau.com.br/securitiesservices/assembleiadigital/).

Furthermore, the Stockholder shall be allowed to exercise the voting rights by means of the remove vote directly sending the following documents to the Company (ri@linx.com.br) for the attention of the Investors Relations Board:

(i)      printed counterpart of the bulletin related to the General Meeting previously completed, initialed and signed; and

(ii)    copy of the following documents:

For Individuals:

•        Identification document with photo (Identity Card (RG), National Registration of Foreigners (RNE), National Driver’s License (CNH) or registration card with occupational boards officially acknowledged in Brazil) of the Stockholder.

For Legal Entities:

•        last Restated Articles of Association or Bylaws and the corporate documents that substantiate the legal representation of the Stockholder; and

•        Identification document with photo (Identity Card (RG), National Registration of Foreigners (RNE), National Driver’s License (CNH) or registration card with occupational boards officially acknowledged in Brazil) of the legal representative.

For Investment Funds:

•        last Restated Bylaws of the Fund;

•        Articles of Association or Bylaws of its administrator or manager, as applicable, with observance of the voting policy of the fund and the corporate documents that substantiate the representation powers; and

•        Identification document with photo (Identity Card (RG), National Registration of Foreigners (RNE), National Driver’s License (CNH) or registration card with occupational boards officially acknowledged in Brazil) of the legal representative.

In relation to the documents indicated in the items i and ii above, especially to AGE convened  to June 29, 2020, the Company waiver signature notarization and legalization by the consulate.

The bulletins for remote vote, accompanied by the respective documentation, shall be considered solely in case they are received by the Company, in order, within up to seven (07) days before the date of the Meeting. According to the provisions set forth in Article 21-U of the Instruction CVM number 481, the Company shall inform the Stockholders whether the documents received are sufficient so that the vote is considered valid, or the procedures and terms for possible rectification or resend, as necessary.

5.      Public Request for Power of Attorney

The Administration of Linx shall make public request for Power of Attorney, pursuant to the provisions set forth in Articles 22 et seq. of the Instruction CVM number 481/09, for voting in the Extraordinary Meeting.

The Administration of the Company requests instruments of Power of Attorney so that the Stockholders ensure their participation in the Meeting and, in case they wish to do so, they may vote for, against or refrain from voting on the issues set forth in the Agenda indicated in the Call Notice transcribed in the Manual.

The Stockholders may appoint: (a) Ana Paula Frigo to vote for; (b) Lidia Amalia de Oliveira Ferranti to vote against; and (c) Caroline Souza Santos to refrain from voting in the items set forth in the Agenda, according to the model of Power of Attorney set forth in Annex II.

6.      Holders of American Depositary Receipts (ADRs)

The Bank of New York Mellon, financial institution that holds the ADRs in the United States, shall send to the holders of the ADRs the documentation necessary so that they are represented in the General Meeting.

7.      Conflict of Interests

A situation of conflict of interests in the deliberation of any issue may occasionally take place during the Meeting. The conflict of interests is characterized when private interests of the Stockholder or interests unrelated to the interests of the Company may interfere with the examination of the issue. In such case, the Stockholder that has its interest conflicting with the interests of the Company shall inform the conflict and refrain from voting in the deliberation concerning the issue.

In case the conflicting Stockholder fails to inform the existence of the conflict, any other attending Stockholder aware of the situation may inform it to the Presiding Board of the Meeting, which shall adopt the relevant measures, according to the provisions of the Law.

Furthermore, in case the Stockholder refuse to abstain the deliberations, the Presiding Board of the Meeting must determine the cancellation of the votes issued, even subsequently of the Meeting.

4) CALL NOTICE

LINX S.A.

Publicly-Held Company with Authorized Capital

National Directory of Legal Entities Registration (CNPJ/ME) number: 06.948.969/0001-75
Board of Trade Company Registration (NIRE) number: 35.300.316.584

CALL NOTICE OF

EXTRAORDINARY GENERAL MEETING

The Stockholders of Linx S.A. (“Company”) are hereby convened for the Extraordinary General Meeting (“AGE”) to be held on June 29, 2020 02:00 p.m. (Brasília time), at the Company’s headquarters in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7221, 20º andar,  Edifício Birmann 21, Pinheiros, Postal Code (CEP) 05425-902, when you will be called to deliberate upon the following agenda:

(i)                Fixing the cap for the annual global compensation of the Company´s management for the fiscal year of 2020;

The Company  provides  its Stockholders with remote participation mechanisms, also the Company’s management recommends to use this mechanisms due to the recommendations of the medical and health authorities related to the COVID-19 pandemic

1             Documents Available for the Stockholders: All documentation related to the issues to be deliberated upon in the AGE shall remain at the disposal of the Stockholders, at the registered office of the Company and on the Internet (www.linx.com.br/ri, www.cvm.gov.br e www.b3.com.br).

2             Legitimation and Representation: The Stockholders that own stocks issued by the Company shall be allowed to participate in the AGE in person, by means of their representatives or attorneys-in-fact, provided that said stocks are registered in their name with the financial institution that holds them and is in charge of the stock bookkeeping services of the Company, pursuant to the provisions set forth in Article 126 of the Corporation Law. In addition to presenting the suitable identification documents, the Stockholders shall present, at the registered office, no less than forty-eight (48) hours in advance: (i) updated statement of the deposit account of the book-entry stocks provided by the financial institution that holds them; and (ii) in case of representation by instrument of Power of Attorney, the signed counterpart of said document duly formalized and signed by the granting Stockholder (with signature notarization, and granted within the previous one year, pursuant to the provisions set forth in Article 126, Paragraph 1 of the Corporation Law and the decision of the Collegiate Body of CVM). Notwithstanding the foregoing provisions, the Stockholders that attend to the AGE with said documents shall be allowed to participate and vote, even if they did not file them in advance.

São Paulo, May 29, 2020.

Nércio José Monteiro Fernandes

Chairman of the Board of Directors

5) INFORMATION ABOUT THE SUBJECT MATTERS TO BE EXAMINED, DISCUSSED AND RESOLVED AT THE EXTRAORDINARY GENERAL MEETING

1.      Fixing the cap for the annual global compensation of the Company´s management

1.1.  Clarification

The Company again submits to the Stockholders the proposal for the compensation of its managers for the year to be ended on December 31, 2020.

The proposal was rejected by majority stockholders attending the Ordinary General Meeting held on April 30, 2020,  we believe, due to the mistake by the Company to report the total compensation received by the directors in the year ended on December 31, 2019, as reported in item 13.11 of the Annex dedicated to detailing the remuneration of the directors.

On item 13.11 it was not computed the stock-based compensation in 2019, with future exercise.

As a result of this misunderstanding, the information related to the compensation contained divergences and consequently lead insecurity to Stockholders to approve the matter.

In this proposal, the divergence has been duly rectified, and we hope that all content will bring security to Stockholders to decide.

In addition, we remind you that the Linx Investors Relations Department remains at your disposal to clarify possible doubts related to the issues set forth in the agenda through the telephone (11) 2103-1575 and by means of electronic message (ri@linx.com.br).

1.2.  Objectives of the compensation policy or practice

The global compensation of the executive board, members of the Board of Directors is defined at the Shareholders’ Meeting, pursuant to Article 152 of Law 6.404/76 and § 3 of Article 161 of Law 6.404/76.

The Company’s practice of compensation aims at awarding performance, retaining executives and adding value to the Shareholders. The practice adopted for the annual compensation is streamlined with the Brazilian executive market. Periodically, salary surveys are carried out to assess competitiveness of the compensation practiced by the Company, in relation to the market.

The Company’s management compensation’s proposal are preprared by Company’s Personnel Committee. This committee is composed by three (3) members of the Board of Directors,  which two (2) are independent members, so this guarantees exemption in this proposal and proposition on corporate goals.

The corporate goals, which the payment depends of variable compensation and stock-based compensation, take into consideration characteristics of  each executive office, and also look forward the costumer satisfaction metrics, employee satisfaction, profit and receipt.

Further details on the organizational structure can be found in item 13.1 of Annex III of this Manual.

1.3. Composition of the Company’s management compensation

The management compensation is comprised by officer’s remuneration, bonus, benefits, ordinary grant of Stock Option, ordinary grant of Deferred Stock and, for specific cases, extraordinary grant of Deferred Stock.

Any member of the Company’s management may benefit from the ordinary grant of Stock Options and Deferred Stock of the Company (stock-based compensation) and specific executives that impact the Company’s long-term strategy may yet receive extraordinary grant of stock-based compensation.

1.3.1.      Stock-based compensation of the Company’s Management

The stock-based compensantion in fiscal year 2019 was the amount of fourty million, two hundred eighty-four and two hundred fifty six reais BRL 40.284.256,00 composed of deferred shares. The details can be verified on item 13.4 of Annex III of this Manual.

In fiscal year 2020, the Company expects to allocate, pursuant to the Company’s Deferred Stock Program, approved during the Extraordinary Shareholders’ Meeting held on January 23, 2019, the amount up to BRL 9,739,013.00 for the Company’s Management, as stock-based compensation, which amount is comprised by: (i) BRL 9,331,013.00, through the grant of deferred stock to the Company’s Executive Officers, related to the targets set for fiscal year 2020, and which vesting is subject to their permanence with the Company and actual reaching of the targets set for fiscal year 2020; and (ii) BRL 408,000.00 through the grant of deferred stock to the independent members of the Board of Directors, in fiscal year 2020.

1.4. Available Documents

The Company presents the following proposal for compensation of the Directors, as well as other information included in item 13 of the Company’s Reference Form, pursuant to Annex III to this Manual.

1.5. Management Proposal

The Management proposal is to approve the value of the maximum global compensation of the Management, including long-term incentive plans, by means of deferred stock, in the total amount of BRL 27,567,968.00  for the year 2020.

In this value will increased the amount of BRL 345.500,00 as approved by the Stockholders at Ordinary General Meeting held on April 30, 2020 related to global compensantion to the members of the Fiscal Council installed in that meeting, so regarding to this, the total amount is BRL 27,913,568.00.

ANNEX I - MODEL OF POWER OF ATTORNEY WITHOUT VOTING INSTRUCTIONS

POWER OF ATTORNEY

By means of this Instrument of Power of Attorney, [Name], [Nationality], [Marital Status], [Profession], bearer of the Brazilian Identity Card number [identity], issued by [issuing body], registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/ME) under number [CPF], established at [Complete Address], hereby appoints as its Attorney-in-fact Mr. [Name], [Nationality], [Marital Status], [Profession], bearer of the Brazilian Identity Card number [identity], issued by [issuing body], registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/ME) under number [CPF], established at [Complete Address], specific powers to represent him/her, in the capacity of Stockholder of Linx S.A. in the Extraordinary General Meeting of the Company, to be held on June 29, 2020, respectively, at the registered office of the Company, established at Avenida Doutora Ruth Cardoso, no. 7221, Edifício Birmann 21, Pinheiros, City of São Paulo, State of São Paulo, Postal Code (CEP) 05425-902, exercising the voting rights it is entitled to exercise as the owner of stocks issued by said Company. Attorney-in-fact shall also have powers to present proposals, examine, discuss and vote on the issues or subjects submitted to deliberation of said Meeting, sign minutes, books, papers, terms and whichever is necessary for the faithful observance of this Instrument.

[City, State] [Month] [Day], 2019.

_______________________________

[Shareholder]

(Notarized Signature)

ANNEX II – PUBLIC REQUEST FOR POWER OF ATTORNEY

(Annex 23 of the ICVM number 481)

1. Inform the name of the Company.
LINX S.A.

2. Inform the issues for which the Power of Attorney is being requested.

Issues set forth in the Agenda of the Call Notice for the Extraordinary General Meeting to be held on June 29, 2020, at 02:00 p.m., namely:

• Fix the cap for the annual global compensation of the Company´s management for the fiscal year of 2020;

3. Identify the individuals or legal entities that promoted, organized or paid for the request for Power of Attorney, even partially, and inform: a. Name and address; b. Since when he/she is Stockholder of the Company; c. Number and percentage of shares of each type and class of his/her property; d. Number of stocks loaned; e. Full exposure in derivatives referenced in stocks of the Company; f. Corporate, business or family relationships existing or maintained over the last 3 years with the Company or parties related to the Company, as defined by the accounting regulation on the issue.

The request was organized by the administration of the Company, without additional cost for the Company, considering that the Attorneys-in-fact are lawyers that work in the Legal Department of the Company, established at Avenida Doutora Ruth Cardoso, no.  7221, Cj. 701, Bl.  A, Sala 1, Edifício Birmann 21, City of São Paulo, State of São Paulo, Postal Code (CEP) 05425-902, Brazil. The remaining items of information requested are not applicable.

4. Inform whether any of the persons referred to in item 3, in addition to any of its parent companies, controlled companies, companies under common control or affiliates have specific interest in the approval of the issues for which this Power of Attorney is being requested, describing in detail the nature and extension of the interest in question.

Not applicable.

5. Inform the estimate cost of the request for Power of Attorney.
Non-estimated.
6. Inform whether (a) the Company paid for the request for Power of Attorney; or (b) whether its authors will seek reimbursement of costs from the Company.
The Company shall pay for all costs related to this request for Power of Attorney.

7. Inform: a. The address to which the Power of Attorney shall be sent after being signed; or b. In case the Company accepts instruments of Power of Attorney through the Internet, the instructions for the granting of the Power of Attorney.

a. The address to which the Power of Attorney shall be sent after being signed.

The instruments of Power of Attorney shall be delivered at the address indicated below, for the attention of the Investors Relations Department of the Company.

Avenida Doutora Ruth Cardoso, no. 7221, Cj. 701, Bl. A, Sala 1, Edifício Birmann 21, City of São Paulo, State of São Paulo, Postal Code (CEP) 05425-902.

In case of Stockholder, which is legal entity, the instrument of Power of Attorney shall be accompanied by its Articles of Association / Bylaws and remaining corporate documents that substantiate the powers of the signatories.

In case of Stockholder who is an individual, the instrument of Power of Attorney shall be accompanied by copy of the respective identification documents.

As a result of COVID 19- pandemic, exceptionally for this AGE, convened to June 29, 2020 the Company’s Management request that these documents must be sent by email as instructions on item “b” below.

b. In case the Company accepts instruments of Power of Attorney through the Internet, the instructions for the grating of the Power of Attorney.

The power-of-attorney must be sent by email to: ri@linx.com.br

In case of legal entities, the Stockholder must send the power-of-attorney with the last Restated Articles of Association or Bylaws and the corporate documents that substantiate the legal representation of the Stockholder.

In case of individuals, the Stockholder must send the power-of-attorney with the identification document copy.

b.1. Voting Term in the Platform:
Not applicable.
b.2. Electronic Address:
Until 48 hours before the Meeting.
b.3. Information to access the Platform:
Not applicable.

ANEXO II

MODELOS DE PROCURAÇÃO

(conforme art. 24 da ICVM nº 481, de 17 de dezembro de 2009)

Nos termos do Art. 24 da ICVM 481, neste Anexo os acionistas poderão encontrar os modelos de procuração propostos pela administração da Companhia para participação e exercício do direito de voto na Assembleia Geral Extraordinária da Companhia. O modelo a ser utilizado por V.Sa. deverá estar adequado ao voto que pretenda proferir com relação às matérias constantes da ordem do dia, conforme segue:

1 – Voto Favorável: Caso V.Sa. pretenda votar a favor da aprovação das matérias constantes da ordem do dia, deverá nomear como seu procurador Ana Paula Frigo, brasileira, solteira, advogada, inscrita na OAB/SP sob o nº 199.270, cujo modelo de procuração está transcrito no Anexo II-1 adiante.

2 – Voto Contrário: Caso V.Sa. pretenda votar contra a aprovação das matérias constante da ordem do dia, deverá nomear como seu bastante procurador Lidia Amalia de Oliviera Ferranti, brasileira, advogada inscrita na OAB/SP sob o nº 398.831, cujo modelo de procuração está transcrito  no Anexo II-2 adiante.

ANNEX II

PROXY TEMPLATES

(Pursuant  to art. 24 of ICVM n.481 of December 17th, 2009)

Pursuant to Article 24 of ICVM 481/09, in this Annex the shareholders may find the proxy templates proposed by the company’s management to participate and exercise their right to vote in the Company’s Extraordinary General Shareholders Meeting. The proxy template to be used by you shall be adequate to the vote you intend to give whit respect to the matters contained in the agenda, as follows:

1 – Favorable Vote: If you intend to vote for the approval of the matters contained in the agenda, you shall appoint as your proxy Ana Paulo Frigo, Brazilian, single, lawyer, registered before the Bar of the State of Sao Paulo under number 199.270, whose proxy template is transcribed in Annex II-1 below.

2 – Dissenting Vote: If you intend to vote against the matters contained in the agenda, you shall appoint as your proxy Lidia Amalia de Oliveira Ferranti, Brazilian, lawyer, registered before the Bar of the State of Sao Paulo under number 398.831, whose proxy template is transcribed in Annex II-2 below.

3 – Abstenção: Caso V.Sa. pretenda se abster de votar as matérias constantes da ordem do dia, deverá nomear como seu procurador Caroline Souza Santos, portadora da Cédula de Identidade RG n.º 39.575.753-8, inscrita no CPF/ME sob o n.º 432.112.208-28, cujo modelo de procuração está transcrito  no Anexo II-3 adiante.

A companhia informa que os procuradores mencionados acima são colaboradores contratados da Companhia.

3 – Abstention: If you intend to abstain from voting the matters contained in the agenda, you shall appoint as your proxy Caroline Souza Santos, ID number 39.575.753-8, individual Taxpayer  Registry number 432.112.208-28, whose proxy template is transcribed in Annex II-3 below.

The company informs you that the proxies above referred are employees retained by the Company.

ANEXO II-1

MODELO DE PROCURAÇÃO – VOTO FAVORÁVEL

(conforme art. 24 da ICVM nº 481, de 17  de dezembro de 2009)

PROCURAÇÃO

OUTORGANTE:

Nome:

_____________________________________

RG (se pessoa física)

_____________________________________

CPF ou CNPJ:

_____________________________________

Endereço:

_____________________________________

Em se tratando de pessoa jurídica:

Representante Legal #1:

Nome:

_____________________________________

RG:

_____________________________________

ANNEX II-1

PROXY TEMPLATE – FAVORABLE VOTE

(Pursuant to art. 24 of ICVM 481 of December 17th, 2009)

PROXY

GRANTOR:

Name:

____________________________________

ID (If individual)

____________________________________

CPF (Individual Taxpayer Registry Number) or CNPJ (Corporate Taxpayer’s ID):

____________________________________

Address:

____________________________________

In case of legal entity:

Legal Representative #1:

Name:

____________________________________

ID:

____________________________________

CPF:

_____________________________________

Cargo:

_____________________________________

Representante Legal #2:

Nome:

_____________________________________

RG:

_____________________________________

CPF:

_____________________________________

Cargo:

_____________________________________

CPF (Individual Taxpayer Registry Number):

___________________________________

Position:

____________________________________

Legal Representative #2:

Name:

____________________________________

ID:

____________________________________

CPF (Individual Taxpayer Registry Number):

____________________________________

Position:

____________________________________

OUTORGADO:

Nome:

Ana Paula Frigo

ID:

OAB/SP 199.270

Nacionalidade e profissão:

Brasileira, Advogada

O OUTORGANTE, pelo presente instrumento particular de mandato, nomeia e constitui o OUTORGADO seu bastante procurador, com poderes específicos e especiais para representa-lo como acionista da LINX S.A., sociedade por ações com sede na Cidade de São Paulo, Estado de São Paulo, Avenida Doutora Ruth Cardoso, nº 7221, Edifício Birmann 21, 7º andar, inscrita no CNPJ sob o nº 06.948.969/0001-75 (“Companhia”), especialmente na Assembleia Geral Extraordinária a ser realizada, em primeira convocação, no dia 29 de junho de 2020, às 14h00, ou em segunda convocação, em data oportunamente designada, e votar FAVORAVELMENTE à aprovação das seguintes matérias constantes da ordem do dia da Assembleia Extraordinária:

GRANTEE:

Name:

Ana Paula Frigo

ID:

OABSP/199.270

Citizenship and profession:

Brazilian, Lawyer

The GRANTOR, by this proxy, appoints and contitutes the GRANTEE as his attorneys-in-fact, with special and specific powers to represent him as a shareholder of LINX S.A., a corporation with headquarters in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, 7221, 7th floor, registered with the corporate roll of taxpayers CNPJ/MF under nº. 06.948.969/0001-75 (“Company”), especially in the Extraordinary General Shareholders’ Meeting to be held, in first call, on June 29, 2020, at 2pm, or in second call on date to be informed in due course, and vote FAVORABLY to the approval of the following items of the agenda of the Extraordinary General Shareholders’ Meeting:

Assembleia Geral Extraordinária		Extraordinary General Meeting
Matéria	Voto a Favor	Matter	Approval Vote
Fixação do limite do valor da remuneração global anual dos administradores da Companhia para o exercício social de 2020;	[ ]	Fixing the cap for the annual global compensation of the Company´s management for the fiscal year of 2020;	[ ]

Podendo para tanto o Outorgado assinar em nome e lugar do Outorgante, todo e qualquer documento que se fizer necessário em relação à referida Assembleia Geral Extraordinária incluindo exemplificativamente, o livro de presença de acionistas e a respectiva ata no Livro de Atas de Assembleias Gerais da Companhia; podendo ainda, a seu critério, substabelecer total ou parcialmente os poderes outorgados neste instrumento de procuração, mediante as condições que julgar convenientes.

[Local e data]

With power to the Grantee to sign in name and place of the Grantor, any necessary document regarding the Extraordinary General Meeting, incluiding, for example, the shareholder attendance book and the respective minutes in the Book of Minutes of General Meetings of the Company; also with power to, at his discretion, delegate all or part of the powers hereby granted, under the conditions that he shall deem proper.

[Place and date]

ANEXO II-2

MODELO DE PROCURAÇÃO – VOTO CONTRÁRIO

(conforme art. 24 da ICVM nº 481, de 17  de dezembro de 2009)

PROCURAÇÃO

OUTORGANTE:

Nome:

_____________________________________

RG (se pessoa física)

_____________________________________

CPF ou CNPJ:

_____________________________________

Endereço:

_____________________________________

Em se tratando de pessoa jurídica:

Representante Legal #1:

Nome:

_____________________________________

RG:

_____________________________________

ANNEX II-2

PROXY DRAFT – DISSETING VOTE

(Pursuant  to art. 24 of ICVM 481 of December 17th, 2009)

PROXY

GRANTOR:

Name:

____________________________________

ID (If individual)

____________________________________

CPF (Individual Taxpayer Registry Number) or CNPJ (Corporate Taxpayer’s ID):

____________________________________

Address:

____________________________________

In case of legal entity:

Legal Representative #1:

Name:

____________________________________

ID:

____________________________________

CPF:

_____________________________________

Cargo:

_____________________________________

Representante Legal #2:

Nome:

_____________________________________

RG:

_____________________________________

CPF:

_____________________________________

Cargo:

_____________________________________

CPF (Individual Taxpayer Registry Number):

___________________________________

Position:

____________________________________

Legal Representative #2:

Name:

____________________________________

ID:

____________________________________

CPF (Individual Taxpayer Registry Number):

____________________________________

Position:

____________________________________

OUTORGADO:

Nome:

Lidia Amalia de Oliveira Ferranti

ID:

OAB/SP 398.831

Nacionalidade e profissão:

Brasileira, Advogada

O OUTORGANTE, pelo presente instrumento particular de mandato, nomeia e constitui o OUTORGADO seu bastante procurador, com poderes específicos e especiais para representa-lo na qualidade de acionista da LINX S.A., sociedade por ações com sede na Cidade de São Paulo, Estado de São Paulo, Avenida Doutora Ruth Cardoso, nº 7221, Edifício Birmann 21, 7º andar, inscrita no CNPJ/MF sob o nº 06.948.969/0001-75 (“Companhia”), especialmente na Assembleia Geral Extraordinária a ser realizada, em primeira convocação, no dia 29 de junho de 2020, às 14h00, ou em segunda convocação, em data oportunamente designada, e votar CONTRA a aprovação das seguintes matérias da ordem do dia da Assembleia Extraordinária:

GRANTEE:

Name:

Lidia Amalia de Oliveira Ferranti

ID:

OAB/SP 398.831

Citizenship and profession:

Brazilian, Lawyer

The GRANTOR, by this proxy, appoints and contitutes the GRANTEE as his attorneys-in-fact, with special and specific powers to represent him as a shareholder of LINX S.A., a corporation with headquarters in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, 7221, 7th floor, registered with the corporate roll of taxpayers CNPJ/MF under nº. 06.948.969/0001-75 (“Company”), especially in the Extraordinary General Meeting to be held, in first call, on June 29, 2020, at 2pm, or in second call on date to be informed in due course, and vote AGAINST the approval of the following items of the agenda of the Extraordinary General Shareholders’ Meeting:

Assembleia Geral Extraordinária		Extraordinary General Meeting
Matéria	Voto Contrário	Matter	Dissenting Vote
Fixação do limite do valor da remuneração global anual dos administradores da Companhia para o exercício social de 2020;	[ ]	Fixing the cap for the annual global compensation of the Company´s management for the fiscal year of 2020;	[ ]

Podendo para tanto o Outorgado assinar em nome e lugar do Outorgante, todo e qualquer documento que se fizer necessário em relação à referida Assembleia Geral Extraordinária incluindo exemplificativamente, o livro de presença de acionistas e a respectiva ata no Livro de Atas de Assembleias Gerais da Companhia; podendo ainda, a seu critério, substabelecer total ou parcialmente os poderes outorgados neste instrumento de procuração, mediante as condições que julgar convenientes.

[Local e data]

With power to the Grantee to sign in name and place of the Grantor, any necessary document regarding the Extraordinary General Meeting, incluiding, for example, the shareholder attendance book and the respective minutes in the Book of Minutes of General Meetings of the Company; also with power to, at his discretion, delegate all or parto f the powers hereby granted, under the conditions that he shall deem proper.

[Place and date]

ANEXO II-3

MODELO DE PROCURAÇÃO – ABSTENÇÃO

(conforme art. 24 da ICVM nº 481, de 17  de dezembro de 2009)

PROCURAÇÃO

OUTORGANTE:

Nome:

_____________________________________

RG (se pessoa física)

_____________________________________

CPF ou CNPJ:

_____________________________________

Endereço:

_____________________________________

Em se tratando de pessoa jurídica:

Representante Legal #1:

Nome:

_____________________________________

RG:

_____________________________________

ANNEX II-3

PROXY DRAFT – ABSTENTION

(Pursuant  to art. 24 of ICVM 481 of December 17th, 2009)

PROXY

GRANTOR:

Name:

____________________________________

ID (If individual)

____________________________________

CPF (Individual Taxpayer Registry Number) or CNPJ (Corporate Taxpayer’s ID):

____________________________________

Address:

____________________________________

In case of legal entity:

Legal Representative #1:

Name:

____________________________________

ID:

____________________________________

CPF:

_____________________________________

Cargo:

_____________________________________

Representante Legal #2:

Nome:

_____________________________________

RG:

_____________________________________

CPF:

_____________________________________

Cargo:

_____________________________________

CPF (Individual Taxpayer Registry Number):

___________________________________

Position:

____________________________________

Legal Representative #2:

Name:

____________________________________

ID:

____________________________________

CPF (Individual Taxpayer Registry Number):

____________________________________

Position:

____________________________________

OUTORGADOS:

Nome:

Caroline Souza Santos

ID:

RG 37.575.753-8 SSP/SP

CPF:

432.112.208-28

Nacionalidade:

Brasileira

O OUTORGANTE, pelo presente instrumento particular de mandato, nomeia e constitui o OUTORGADO seu bastante procurador, com poderes específicos e especiais para representa-lo na qualidade de acionista da LINX S.A., sociedade por ações com sede na Cidade de São Paulo, Estado de São Paulo, Avenida Doutora Ruth Cardoso, nº 7221, Edifício Birmann 21, 7º andar, inscrita no CNPJ /MF sob o nº 06.948.969/0001-75 (“Companhia”), especialmente na Assembleia Geral Extraordinária a ser realizada, em primeira convocação, no dia 29 de junho de 2020, às 14h00, ou em segunda convocação, em data oportunamente designada, e se ABSTER de votar as seguintes matérias da ordem do dia da Assembleia Extraordinária:

GRANTEES:

Name:

Caroline Souza Santos

ID:

RG 37.575.753-8 SSP/SP

CPF:

432.112.208-28

Citizenship:

Brasileira

The GRANTOR, by this proxy, appoints and contitutes the GRANTEE as his attorneys-in-fact, with special and specific powers to represent him as a shareholder of LINX S.A., a corporation with headquarters in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, 7221, 7th floor, registered with the corporate roll of taxpayers CNPJ/MF under nº. 06.948.969/0001-75 (“Company”), especially in the Extraordinary General  Meeting to be held, in first call, on June 29, 2020, at 2pm, or in second call on date to be informed in due course, and to ABSTAIN from voting the following items of the agenda of the Extraordinary General Shareholders’ Meeting:

Assembleia Geral Extraordinária		Extraordinary General Meeting
Matéria	Abstenção	Matter	Abstention
Fixação do limite do valor da remuneração global anual dos administradores da Companhia para o exercício social de 2020;	[ ]	Fixing the cap for the annual global compensation of the Company´s management for the fiscal year of 2020;	[ ]

Podendo para tanto o Outorgado assinar em nome e lugar do Outorgante, todo e qualquer documento que se fizer necessário em relação à referida Assembleia Geral  Extraordinária incluindo exemplificativamente, o livro de presença de acionistas e a respectiva ata no Livro de Atas de Assembleias Gerais da Companhia; podendo ainda, a seu critério, substabelecer total ou parcialmente os poderes outorgados neste instrumento de procuração, mediante as condições que julgar convenientes.

[Local e data]

With power to the Grantee to sign in name and place of the Grantor, any necessary document regarding the Extraordinary General Meeting, incluiding, for example, the shareholder attendance book and the respective minutes in the Book of Minutes of General Meetings of the Company; also with power to, at his discretion, delegate all or parto f the powers hereby granted, under the conditions that he shall deem proper.

[Place and date]

ANNEX III – MANAGEMENT GLOBAL REMUNERATION – ITENS 13.1 to 13.16 OF REFERENCE FORM OF LINX S.A., PURSUANT TO ICVM 481/09.

13.1 - Description of the Remuneration Policy or Practice, Including the Non-Statutory Board

a.               purposes of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval and, if the issuer discloses this policy, websites at the world wide web where documents can be found:

The Company does not have a compensation policy formally approved, but it adopts compensation practices considered adequate and that are in line with market practices in general. Additionally, the Company has a permanent People Committee (formerly called Compensation Committee), whose assignments are described in item 12.1 of this Reference Form.

Among the purposes that govern the Company’s compensation practice, the following can be highlighted:

•             Reward members of the Company’s Management in a competitive way compared to its competitors;

•             Align the interests of the Company's Management Members with the the Shareholders;

•             Stimulate the pursuit of high performance, through meritocracy; and

•             Attract, retain, and engage high-performance professionals whose personal values are in line with the Company’s culture.

The Company adopts as a reference to guide its total compensation practices, the third quartile of its selected market. To have more consistency in market practice comparisons, the Company implemented the methodology GGS - Global Grading System methodology by Willis Towers Watson, an international Human Resources consulting company hired to describe, evaluate and organize the Company’s positions in salary levels and assemble its compensation table. This methodology uses a mixed approach of job evaluation and ranking, making it possible to establish the relative value of the positions for the Company’s business.

Based on interviews with key executives to understand the Company’s business and strategy, as well as evaluate job descriptions, Willis Towers Watson applied two methodologies, using three steps:

•             business evaluation: turnover, number of employees, diversity of products and services, market complexity;

•             establishing levels: established through a decision tree and managerial careers and individual contribution identified; and

•             job classification/evaluation: functional knowledge, business specialization, leadership, problem-solving, impact of the added value to the business, and interpersonal skills.

b.               breakdown of the compensation, including:

i.         description of compensation elements and the purposes of each one of them:

Board of Directors and Committees

The annual fixed compensation is the basic element of the compensation of the independent members of the Board of Directors and members of the Committees, including a monthly compensation, as the Management’s fee, established according to the individual negotiation, based, among other factors, on the time devoted to the position, skills and professional reputation and the service value in the market of each member, as well as through compensation surveys of the operating segment and peer companies. The independent members of the Board of Directors also participate in the Company’s plans to grant deferred stock options.

Non-independent members of the Board of Directors, including those who participate in Committees, do not receive compensation.

In addition, expenses spent by members of the Board of Directors and Committees, for transportation, accommodation, food, and/or other expenses related to specific meetings attended that support our practices, may be reimbursed after the Board or Committee member presents a proof of the said expense.

Executive Board

The total compensation of the executive officers is defined according to an individual negotiation, based, among other factors, on the time devoted to the position, skills and professional reputation and the service value in the market of each member.

They are also eligible to participate in a short-term incentive plan if meeting financial and operational performance indicators (bonuses) or in a long-term incentive plan (ILP).

In addition, all the Company’s executive officers are eligible to participate in the Company’s share-based compensation plans and deferred stock option plans. The grants are carried out annually, considering the monthly salary earned in the reference year by such a beneficiary. The purpose of the plans is to attract and retain members of the Management and employees of the Company and companies under its direct or indirect control, giving them the opportunity, subject to certain conditions, to become shareholders of the Company, to (i) reward them for their positions and length of service at the Company; (ii) encourage the achievement of the Company’s purposes; (iii) align the interests of the Company’s Management to those of the shareholders; and (iv) encourage their performance and favor the permanence in the Company, considering that their interest in the share capital will allow them to benefit from results to which they have contributed and are reflected in the appreciation of the share price.

Finally, all the Company’s officers receive the following benefits:

•             Health Care;

•             Dental Care

•             Group Life Insurance;

•             Meal Voucher;

•             Food Voucher; and

•             Vehicle designated according to hierarchical level.

Fiscal Council

The members of the Fiscal Council, if and when installed, will have their compensation established by the Shareholders’ Meeting, according to the applicable legislation.

ii.      in relation to the last three fiscal years, the proportion of each element in the total compensation

The tables below show the proportion of each element in the breakdown of the total compensation for the last three fiscal years:

Proporção de cada elemento na remuneração total	Salário ou pró-labore	Benefícios diretos e indiretos	Bônus	Baseada em ações	Total
2020E
Diretoria Estatutária	34,5%	1,2%	28,9%	35,4%	100,0%
Conselho de Administração(1)	66,7%	0,0%	0,0%	33,3%	100,0%
Conselho Fiscal	100,0%	-	-	-	100,0%
2019
Diretoria Estatutária	13,7%	0,6%	9,1%	76,5%	100,0%
Conselho de Administração(1)	67,9%	0,0%	0,0%	32,1%	100,0%
Conselho Fiscal	100,0%	0,0%	0,0%	0,0%	100,0%
2018
Diretoria Estatutária	42,4%	0,7%	27,9%	29,1%	100,0%
Conselho de Administração(1)	75,2%	0,0%	0,0%	24,8%	100,0%
Conselho Fiscal	100,0%	0,0%	0,0%	0,0%	100,0%
2017
Diretoria Estatutária	22,0%	0,3%	17,3%	60,4%	100,0%
Conselho de Administração(1)	75,2%	-	-	24,8%	100,0%
(1) Os diretores estatutários que acumulam a posição de membros do conselho de administração abriram mão de sua remuneração.

 The Company clarifies that in the last three fiscal years and in the current fiscal year, the members of the statutory committees have not received a specific compensation for participating in the respective committees.

iii.     methodology for calculating and adjusting each component of the compensation

The maximum global amount to be paid to the Management and members of the fiscal council as compensation is established by the Shareholders’ Meeting, with the maximum global compensation complying with the limits set by Article 152 of the Brazilian Corporation Law.

The total individual compensation of statutory and non-statutory officers is based on market references for positions of similar complexity in a peer company, whose information is obtained through an independent survey. The adjustment index for said compensation is established by the board of directors.

iv.      reasons to explain the compensation’s breakdown

The Company recognizes that different types of compensation are necessary to achieve the purposes proposed in its policy, as described above, with the goal to align the purposes, make the Company competitive in the market and bring a greater balance for the total compensation. Therefore, each of the compensation elements was established to achieve the Company’s goals, as well as to align the interests of its Management and investors, with the short- and long-term results.

v.       existence of non-paid members by the issuer and the reason for this fact:

As provided in the Company’s Bylaws, some members of the Board of Directors who are also members of the executive board, statutory or non-statutory, are entitled only to the compensation received as officers. Some directors who have a relevant shareholding abdicated their remuneration.

c.               Key performance indicators that are considered to establish each compensation element:

When establishing the salary, the Company adopts criteria based on market practices, without neglecting its results and the purpose to make its compensation plan attractive when compared to its competitors. The variable elements of the compensation usually reflect the Company’s performance in the period and consider the achievement of the individual targets and goals of the Management and executives, including the goals proposed by the Board of Directors.

The individual goals take into consideration characteristics of operations of each executive office, and also look forward the costumer satisfaction metrics, employee satisfaction, profit and receipt.

d.               How the compensation is structured to reflect the growth of the performance indicators

Compensation policies and practices are developed so that the total compensation is in line with the market, with a good balance between fixed and variable compensation and reflecting the individual and the Company’s results in the short- and long-term, generating value to shareholders. The People Committee is responsible for evaluating and monitoring market practices, as well as proposing possible adjustments due to financial results and the achievement of operational goals, within the program of activities and respective budgets.

e.               How the compensation policy or practice is aligned to the Company’s short-, mid- and long-term interests

The Company’s compensation policy has the purpose of creating a balance in the compensation that allows attracting, retaining, and engaging professionals and rewarding its executives for their performance, contribution, and added value to the business.

The annual bonus policy allows the Company to reward its Management in the short-term, encouraging executives to achieve the proposed goals. Considering that the Company’s executives can become shareholders through stock option plans and deferred stock option plan, this perspective stimulates the Company’s sustainable development in the pursuit for long-term growth and profitability. The union of these elements becomes an important tool to retain members of the Management and executives.

f.               existence of compensation borne by direct or indirect subsidiaries or parent companies

The compensation of the Company’s statutory officers is paid by the subsidiary Linx Sistemas, as shown in item 13.15.

g.                existence of any compensation or benefit linked to a certain corporate event, such as the sale of corporate control

On this date, there is no compensation or benefit linked to a specific corporate event.

h.               practices and procedures adopted by the Board of Directors to define the individual compensation of the board of directors and executive board, indicating:

i.             the issuer’s bodies and committees that participate in the decision-making process and how they do so

The Shareholders’ Meeting will establish, annually, the Management’s global compensation and the Board of Directors will establish the global and individual compensation of the Officers.

ii.           criterion and methodology used to establish the individual compensation, stating if studies are used to verify market practices; if so, state the comparison criteria and the scope of these studies

The members of the Board of Directors and the Executive Board will receive a fixed monthly Management fee, defined according to individual negotiation, based, among other factors, on salary surveys of the Company’s operating segment.

The recommendations related to management compensation are preprared by Company’s Personnel Committee. This committee is composed by three (3) members of the Board of Directors,  which two (2) are independent members. This structure guarantees exemption in this proposal and in the proposition in individual goals and corporate goals, which is related to variable compensation and stock-based compensantion.

iii.           how often and how the board of directors verifies the compliance with the issuer’s compensation policy

The Board of Directors annually verifies the compliance of our compensation policy, evaluating if the compensation paid by the Company is consistent with the position, responsibilities, and workload of each member, also considering the Company’s financial and economic situation.

(Intentionally blank)

13.2 - Total compensation of the board of directors. statutory executive board and fiscal council

Remuneração total prevista para o Exercício Social corrente (2020) - Valores Anuais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº total de membros(1)	5,0	6,5	6,0	17,5
Nº de membros remunerados(1)	2,0	6,5	3,0	11,5
Remuneração fixa anual
Salário ou pró-labore	816.000	9.092.779	345.600	10.254.379
Benefícios diretos e indiretos	-	311.589	-	311.589
Participação em comitês	-	-	-	-
Outros (3)	-	-	-	-
Remuneração variável
Bônus	-	7.608.587	-	7.608.587
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros (2)	-	-	-	-
Pós-emprego	-	-	-	-
Cessação do cargo	-	-	-	-
Baseada em ações	408.000	9.331.013	-	9.739.013
Total da remuneração(3)	1.224.000	26.343.968	345.600	27.913.568

The amounts presented already include the amounts paid by the Company's subsidiaries, as detailed in item 13.15 below.

(1) The decimal place (0.5) refers to the possible election of the Investor Relations Director.

(2) The Company pays the Social Security (INSS) on the payroll as a percentage of its revenue (rate of 4.5%), pursuant to Law 12,546. Therefore, there is no payment of INSS as a percentage of the individual share of the Company's executives.

(3) Management's compensation, subject to approval by the Extraordinary Shareholders' Meeting to be held on June 29, 2020, is the sum of the remuneration of the Statutory Executive Board and the Board of Directors (R $ 27,567,968.00) . The remuneration dedicated to the Fiscal Council complies with the minimum proposed in article 162 § 3 of Law 6,404 / 76, and was approved at the Ordinary General Meeting of April 30, 2020, which installed it.

Remuneração total do exercício social corrente 31/12/2019 – valores anuais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº total de membros(1)	5,0	6,5	6,0	17,5
Nº de membros remunerados(1)	2,0	6,5	3,0	11,5
Remuneração fixa anual
Salário ou pró-labore	720.000	7.121.471	319.200	8.160.671
Benefícios diretos e indiretos	-	312.502	-	312.502
Participação em comitês	-	-	-	-
Outros (3)	-	-	-	-
Remuneração variável
Bônus	-	4.682.510	-	4.682.510
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros (2)	-	-	-	-
Pós-emprego	-	-	-	-
Cessação do cargo	-	-	-	-
Baseada em ações (3))	340.000	39.944.256	-	40.284.256
Total da remuneração	1.060.000	52.060.739	319.200	53.439.939

The amounts presented already include the amounts paid by the Company's subsidiaries, as detailed in item 13.15 below.

(1) The decimal place (0.5) refers to the election and resignation of Mr. Andelaney Carvalho dos Santos and Alexandre Kelemen, election of mr. Antonio Ramatis, Denis Piovezan and dismissal of Mr. Pedro Holmes

(2) The Company pays the Social Security (INSS) on the payroll as a percentage of its revenue (rate of 4.5%), pursuant to Law 12,546. Therefore, there is no payment of INSS as a percentage of the individual share of the Company's executives.

(3) Stock-based compensation was calculated considering: deferred ordinary shares granted on January 22, 2019 and deferred shares related to the Linx Pay ILP that were granted on May 13, 2019. For more information, see items 13.05 and 13.16.

Remuneração total do exercício social corrente 31/12/2018 – valores anuais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº total de membros(1)	5,0	5,7	6,0	16,7
Nº de membros remunerados(1)	2,0	5,7	3,0	10,7
Remuneração fixa anual
Salário ou pró-labore	680.000	6.322.975	304.200	7.307.175
Benefícios diretos e indiretos	-	103.079	-	103.079
Participação em comitês	-	-	-	-
Outros (3)	-	-	-	-
Remuneração variável
Bônus	-	4.155.603	-	4.155.603
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros (3)	-	-	-	-
Pós-emprego	-	-	-	-
Cessação do cargo	-	-	-	-
Baseada em ações(2) (3)	224.000	4.339.250	-	4.563.250
Total da remuneração	904.000	14.920.906	304.200	16.129.106

The amounts presented already include the amounts paid by the Company's subsidiaries, as detailed in item 13.15 below.

(1) The increase in the number of Linx SA's statutory officers refers to the election of Mr. Pedro Holmes Monteiro Moreira at a board meeting held on 10/16/2017 and the decimal place (0.7) refers to resignation of Mr. Dennis Herskowicz on 9/17/2018.

(2) The amount disclosed as "share-based compensation" consists of the total of deferred options and shares granted based on their fair value on the date of the grant, that is, based on the competence regime. The net effect of the exercise of options vested by the Company's management (cash regime) in the

2018 was R $ 151,405.92. The difference between the budgeted amount and the real amount is explained by the resignation of Mr. Dennis Herszkowicz in September 2018.

(3) The Company pays the INSS on the payroll as a percentage of its revenue (rate of 4.5%), pursuant to Law 12,546. Therefore, there is no payment of Social Security (INSS) as a percentage of the individual share of the Company's executives.

Remuneração total do exercício social 31/12/2017 – valores anuais
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº total de membros(1)	5,0	5,2	-	10,2
Nº de membros remunerados(1)	2,0	5,2	-	7,2
Remuneração fixa anual
Salário ou pró-labore	630.000	5.387.850	-	6.017.850
Benefícios diretos e indiretos	-	85.488	-	85.488
Participação em comitês	-	-	-	-
Outros (5)	-	-	-	-
Remuneração variável
Bônus	-	4.232.319	-	4.232.319
Participação de resultados	-	-	-	-
Participação em reuniões	-	-	-	-
Comissões	-	-	-	-
Outros (5)	-	-	-	-
Pós-emprego	-	-	-	-
Cessação do cargo	-	-	-	-
Baseada em ações(2) (3)	208.000	14.779.000	-	14.987.000
Total da remuneração(4)	838.000	24.484.657	-	25.322.657
The amounts presented already include the amounts paid by the Company's subsidiaries, as detailed in item 13.15 below.

(1) The increase in the number of Linx SA's statutory officers refers to the election of Mr. Flávio Mambreu Menezes at the board of directors meeting held on 02/24/2017 and the decimal value in the number of officers (0.2) refers to the election of Mr. Pedro Holmes Monteiro Moreira at a meeting of the board of directors held on 10/16/2017.

(2) The amount disclosed as "share-based compensation" consists of the total of deferred options and shares granted based on their fair value on the grant date, that is, based on the accrual basis. The net effect of the exercise of options vested by the Company's management (cash basis) in the year of 2017 was R $ 2,276,763.96.

(3) The significant increase in "share-based compensation" in 2017 is explained by the extraordinary granting of deferred shares in order to increase the Company's earnings per share. The details of the extraordinary grant can be found in item 13.16.

(4) In compliance with the provisions of section 3.2.4 of CVM / SEP Circular Letter 02/16, the Company's management clarifies that the divergences between the total compensation amount established for the fiscal year ended on December 31, 2016 and the amount actually paid is related to the following factors: (a) bonus: balance of R $ 308,181.25 (three hundred and eight thousand one hundred and eighty-one reais and twenty-five cents), in view of the failure to achieve certain goals by statutory directors;

(5) The Company pays the INSS on the payroll as a percentage of its revenue (rate of 4.5%), pursuant to Law 12,546. Therefore, there is no payment of INSS as a percentage of the individual share of the Company's executives.

13.3 -  Variable Remuneration of the Board of Directors, Statutory Board and Fiscal Council

2020	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº total de membros	5,0	6,5	6,0	17,5
Nº de membros remunerados	2,0	6,5	3,0	11,5
Remuneração variável de curto prazo (em R$ mil)
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	7.608.587	-	7.608.587
Valor previsto no plano de remuneração – metas atingidas	-	7.608.587	-	7.608.587
Valor efetivamente reconhecido	-	-	-	-
Remuneração variável de longo prazo (em R$ mil)
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	-	-	-
Valor previsto no plano de remuneração – metas atingidas	-	-	-	-
Valor efetivamente reconhecido	-	-	-	-

2019	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº total de membros	5,0	6,5	6,0	17,5
Nº de membros remunerados	2,0	6,5	3,0	11,5
Remuneração variável de curto prazo (em R$ mil)
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	4.682.510	-	4.682.510
Valor previsto no plano de remuneração – metas atingidas	-	4.682.510	-	4.682.510
Valor efetivamente reconhecido	-	-	-	-
Remuneração variável de longo prazo (em R$ mil)
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	-	-	-
Valor previsto no plano de remuneração – metas atingidas	-	-	-	-
Valor efetivamente reconhecido	-	-	-	-

2018	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº total de membros	5,0	5,7	6,0	16,7
Nº de membros remunerados	2,0	5,7	3,0	10,7
Remuneração variável de curto prazo (em R$ mil)
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	4.155.603	-	4.155.603
Valor previsto no plano de remuneração – metas atingidas	-	4.155.603	-	4.155.603
Valor efetivamente reconhecido	-	-	-	-
Remuneração variável de longo prazo (em R$ mil)
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	-	-	-
Valor previsto no plano de remuneração – metas atingidas	-	-	-	-
Valor efetivamente reconhecido	-	-	-	-

2017	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº total de membros	5	5,2	0	9
Nº de membros remunerados	2	5,2	0	6
Remuneração variável de curto prazo (em R$ mil)
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	4.540.500	-	4.540.500
Valor previsto no plano de remuneração – metas atingidas	-	4.540.500	-	4.540.500
Valor efetivamente reconhecido	-	4.232.319	-	4.232.319
Remuneração variável de longo prazo (em R$ mil)
Valor mínimo previsto no plano de remuneração	-	-	-	-
Valor máximo previsto no plano de remuneração	-	-	-	-
Valor previsto no plano de remuneração – metas atingidas	-	-	-	-
Valor efetivamente reconhecido	-	-	-	-

13.4 - Share-Based Compensation Plan for the Board of Directors and Statutory Board

a.               general terms and conditions

The Company approved its stock option plan, and its deferred stock option plan (“Stock Option Plan”, “Deferred Stock Option Plan” and “Plans”, respectively) at the Extraordinary Shareholders’ Meetings held on December 4, 2012, April 27, 2016, and January 23, 2019. The Plans are managed by the Company’s Board of Directors, supported by the Company’s People Committee, which has extensive powers to take all necessary and appropriate measures to manage the Plans, including:

(a) creating and applying general rules regarding the stock option and deferred stock option granted according to the Plans and solving doubts regarding the interpretation of the Plans;

(b) establishing the targets related to the performance of the Company’s senior executives, to establish objective criteria to appoint the employees and members of the Management who will receive stock options or deferred stock options, according to the respective Plans (“Beneficiaries”);

(c) electing the Beneficiaries and authorizing the stock options and deferred stock options granted to them, establishing all conditions for the stock options and deferred stock to be granted, as well as changing such conditions when necessary to adapt the options and actions deferred according to the Law, standard or supervening regulation; and

(d) issuing new shares of the Company, within the limit of the authorized capital, or selling treasury shares, to grant the stock options and deferred stock options according to the Plans.

The Board of Directors may approve, within the Plans, annually or at another periodicity or special occasion deemed appropriate, Stock Option Programs and Deferred Stock Option Programs (“Programs”), establishing Participants, the number of Stock Option and/or Deferred Stock Option, the calculation of the strike price, the distribution of Stock Option and/or Deferred Stock Option among the Participants, the term and other specific rules of each Program, subject to the general terms and conditions established in the Plans.

Among the members of the Management and employees of the Company and its subsidiaries, the following are eligible to the Plans (i) executive officers; (ii) senior managers; or (iii) other employees of the Company, at the discretion of the Board of Directors. In the case of the Deferred Stock Option Plan, the Company’s External Board Members are also eligible.

According to the Plans, the stock option and the deferred stock option are granted through agreements signed between the Company and the Beneficiaries. The agreements must specify, without prejudice to other conditions set by the Board of Directors or People Committee (as the case may be): (a) the number of shares granted; (b) the terms and conditions to acquire the right to exercise the stock option; (c) the deadline to exercise the stock option; and (d) the strike price and payment terms (“Agreement”).

The Company's Board of Directors, within the discretion that is granted under the Plans, in order to maintain the retention of company executives and ensure compliance with the Linx Pay business plan, or the Personnel Committee, recommend to Company's Board of Directors to provide for a long-term incentive program (ILP), based on different actions for the Company's employees (or Linx Pay's Long Term Incentive Plan).

The Company hired Towers Watson -one of the main compensantion consultants in the market- to support the Personnel Committee to development the model for this ILP Program, based on best market practices.

Purpose:

b.               Main purposes of the plans

The purpose of the Plans is to attract and retain members of the Management and employees of the Company and companies under its direct or indirect control, giving the members of the Management and employees of the Company the opportunity, subject to certain conditions, to become shareholders of the Company, to (i) reward them for their positions and length of service at the Company or its subsidiaries; (ii) encourage the achievement of the Company’s corporate purposes; (iii) align the interests of the Company’s shareholders with the interests of the members of the Management of the Company or its Subsidiaries; and (iv) encourage their performance and favor the permanence in the Company, considering that their interest in the institution’s share capital will allow them to benefit from results to which they have contributed and are reflected in the appreciation of the share price.

In the specific case of Linx Pay's Long-Term Incentive Plan, it has a fundamental role in retaining the Company's key executives who have been harassed by several companies in the market, mainly after the launch of Linx Pay. We compete for these executives with larg companies and more capitalized companies with aggressive compensation packages and other privately held ones that have a lower governance structure than Linx and that, therefore, can make proposals far above the current packages of these executives. The proposed ILP program is in line with the above objective, translated into annual revenue and contribution margin targets over five years that release annual vesting according to the criteria below:

c.               How the plans help achieve these purposes

By enabling the members of the Management and employees of the Company and other companies of the Company and Subsidiaries to become shareholders of the Company, they should feel strongly encouraged to effectively commit to the creation of value and exercise their duties in a way that integrates the interests of the shareholders, the corporate purposes and the Company’s growth plans, thus maximizing its profits. The stock option and deferred stock option granted also encourage the Beneficiaries, by committing their own resources, to pursue the appreciation of the shares, without, however, compromising the growth and future appreciation of the shares, equally relevant given the models adopted. The models adopted should work as effective mechanisms to retain members of the Management and employees, mainly due to the shared appreciation of the Company’s shares.

d.               How the plans fit into the Company’s compensation policy

The Company has a policy that values the individual merit of its employees based on operational and financial targets met and on individual performance. The Plans are tools that encourage good individual performance and commitment to the business targets.

e.               How the plans align the interests of members of the Management and the Company’s interest in the short-, medium- and long term

The Plans align the interests of the Company and the interests of the members of the Management through benefits according to the performance of the Company’s shares. Through the Plans, the Company seeks to encourage the improvement of the work and the permanence of its executives and employees, focusing on gains through their commitment to long-term results and short-term performance. Furthermore, the Plans have the purpose of making it possible for the Company to obtain and maintain the services of senior executives, offering to these executives, as an additional advantage, the chance to become shareholders of the Company, according to the terms and conditions set forth in the Plans.

f.               Maximium number of shares covered

The Plans are limited to a maximum Reference Corporate Dilution of up to 5% (five percent) of the Company’s share capital on the date of approval of each Program. The “Reference Corporate Dilution” corresponds to the percentage represented by the maximum number of shares covered by the Options, deferred stock options and other outstanding rights arising from all the Company’s share-based incentive plans, on the date of approval of each Program, already exercisable or not yet exercisable, by the total number of shares issued by the Company.

g.               Maximium number of stock options and deferred stock options to be granted

Each Stock Option and Deferred Stock Option gives to the Beneficiary the right to acquire one common share of the Company. Therefore, the number of rights granted is linked to the dilution limit described in item “f” above.

h.               Conditions to acquire the shares

Whenever deemed convenient, the Company’s Board of Directors will establish the Beneficiaries to whom the stock options and deferred stock options will be granted under the Plans, the number of shares that may be acquired with the exercise, the strike price and payment conditions, the exercise’s terms and conditions and any other conditions.

i.               Criteria to establish the acquisition or strike price

The price to be paid by the Beneficiary to the Company to exercise each Option must correspond to the weighted average price per financial volume of common shares issued by the Company in B3’s trading sessions in the two (2) months immediately preceding the month of the date of approval of each Program.

In case of distribution of dividends, interest on shareholders’ equity, capital refund or other cash earnings, the Strike Price will be adjusted on the day the share is traded “EX” on the spot market, deducting the net cash earnings from Strike Price, with the settlement made with “EX” securities.

j.               Criteria to establish the exercise term

The acquisition of the right to exercise the Options (“Vesting”) will occur after the grace periods of each Program when the Options will become exercisable by the Participant (“Vested Options”). The Vesting of the Options will take place in four annual installments of 25% (twenty-five percent), the first installment as of the first anniversary of the Program’s term and the remaining installments as of the subsequent anniversaries, as indicated in the table below:

Vesting of Options (from the effective date of each Program)	Percentage of Vested Options (in %)
Before the first anniversary	0
As of the first anniversary	25
As of the second anniversary	50
As of the third anniversary	75
As of the fourth anniversary	100

In the moment that the Board of Directors approves each Program, will establish a lock-up period, which should cover, at least, 10% (ten percent) of the shares acquired through the exercise of the options, and whose term cannot be less than 1 (one) month, counted from the settlement date of the exercise of the options.

The Board of Directors may, at its sole discretion, change the Vesting rules for the Options applicable to each Program, as well as exceptionally waive the grace periods of the Options.

Until 2019, the full Vesting of Deferred Stock Options granted to Beneficiaries, with the exception of external Board Members, will take place on the fourth (4th) anniversary of the Program’s term. For grants beginning in 2020, the Vesting will be carried out under the same conditions as the Options Program mentioned above. The Beneficiaries will be able to exercise Vested Options during the expiring term of eight (8) years, as of the term of each Program, and the exercise will be done through the delivery of the due Option Exercise Agreement duly completed and signed by the Participant.

The Linx Pay’s Long Term Incentive Plan lasts for five years with annual and proportional vestings released in accordance with the achievement of staggered targets for gross revenue and contribution margin of Linx Pay and two-year lock-up after vesting.

k.               Settlement method

To exercise of stock options and deferred stock options granted under the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new shares within the authorized capital limit; or (b) sell the shares held in treasury.

l.               Restrictions on the transfer of shares

The Stock Options and Deferred Shares granted under the Plan are personal and non-transferable, and the Beneficiary may not, under any circumstances, assign, transfer, or in any way sell them to any third parties, nor the rights and obligations inherent to them. The Beneficiary may not, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant the Option, or even enter into any act or Agreement that results, or may result, in the sale, directly or indirect, onerous or free of charge, of the Shares acquired through the exercise of the Stock Options, in percentage and term to be defined by the Board of Directors when each Program is approved (“Lock-up”).

m.               Criteria and events that, when verified, will lead to the suspension, amendment or termination of the Program

The Board of Directors, the People Committee or the Investor Relations Officer (as the case may be) may establish the suspension of the right to exercise the stock options and deferred stock options, whenever verified situations that, under the Law or regulation in force, restrict or prevent the trading of shares by the Beneficiaries.

The Company’s Board of Directors and the companies involved in such operations may, at their discretion, establish, without prejudice to other fair measures: (a) the replacement of the Options for stock options issued by the Company’s successor company, with the appropriate adjustments in the number of Options and the Strike Price; (b) the early Vesting of Stock Options, so that the Stock Options can be exercised by the Participants in a timely manner to allow the inclusion of the Shares resulting from the settlement of the exercise of the Stock Options in the operation in question; and/or (c) the redemption of the Stock Options, upon payment in cash of the amount to which the Participant would be entitled under the Plan if the Stock Options were exercised on the date of redemption. Adjustments made to the Plan will be binding, and Participants who disagree with these adjustments will have the right to waive their Stock Options.

n.               effects of the exit of the member of the Management from the Company’s bodies on his/her rights provided for in the share-based compensation plan

In case of the Beneficiary’s dismissal due to dismissal, with or without just cause, resignation or removal from office, retirement, permanent disability, or death, the rights granted to him/her according to the Plans may be extinguished or changed, subject to the provisions below.

If, at any time during the term of the Plans, the Beneficiary:

a)               in case of resignation or dismissal without just cause, the Participant will have the right to exercise the Vested Options, within the expiring term of 30 (thirty) days, as of the termination date. All Options not yet exercisable (“Unvested Options”) will automatically be extinguished, in full right, regardless of prior notice or indemnity. Any exceptions to this rule must be approved by the Board of Directors.

For the purposes of the share-based compensation plan, the term “Resignation or Dismissal Without Just Cause” means the termination of the Participant’s legal relationship with the Company or its subsidiaries in case of voluntary termination, resignation, replacement or non-reelection as a statutory officer and termination without just cause of the labor agreement.

b)               In the case of Dismissal with Just Cause, all Options that have been granted, whether Vested Options or Unvested Options, will automatically be extinguished, in full right, regardless of prior notice or indemnity. Any exceptions to this rule must be approved by the Board of Directors.

c)               For the purposes of the share-based compensation plan, the term “Dismissal with Just Cause” means the termination of the legal relationship of the Option holder with Linx Group for just cause, in the cases provided for in the Consolidation of Labor Laws, as per the wording in force at the time, in the case of Beneficiaries who are employees. In the case of Beneficiaries who are statutory officers and not employees, the following cases: (i) negligence of the Participant in the exercise of the duties arising from his/her position as an officer; (ii) criminal conviction related to intentional crimes; (iii) the practice, by the Beneficiaries, of dishonest or fraudulent acts against the Company, its subsidiaries or affiliates; (iv) any act or omission resulting from the Beneficiary’s intent or fault and which is detrimental to the Company’s business, image, or financial situation, provided that the act or omission is duly proven; (v) significant violation of the document that governs the exercise of the position as a statutory officer; (vi) non-compliance with the Bylaws, Code of Ethics and Conduct and other corporate provisions applicable to the Participant, as member of the Management; and (vii) non-compliance with the obligations provided for in the Brazilian Corporation Law, applicable to the officers of publicly held companies, including, but not limited to, the provisions in Articles 153 to 157 of the aforementioned Law. In case of the Participant’s Retirement, all Vested Options may be exercised within the expiring term of thirty (30) days, as of the date of retirement, and all Unvested Options may be exercised within their usual Vesting rules and terms, subject to the condition that the Participant does not work in a competing company and any additional conditions established by the Board of Directors.

For the purposes of the share-based compensation plan, “Retirement” is considered as the end of the legal relationship of the Option holder with the Company due to the effective closure of the Beneficiary’s career and retirement, subject to case-by-case approval by the Board of Directors, at its sole discretion. If the retirement is requested by the Beneficiary, when evaluating the request, the Board of Directors will consider (i) the prior notice of the request, formulated at least six (6) months in advance; (ii) any post-termination professional activity plan of the Beneficiary, which should not include any work in activities competing with those of Linx Group; (iii) other circumstances applicable to the case. The decision of the Board of Directors will be discretionary and unrelated to the rules for retirement for the length of service or age, under rules of the official social security (INSS) or rules of any private plan supplementing the retirement and eventually sponsored by the Company. If found that the Beneficiary is working in activities competing with those of the Company, the Board of Directors may declare, in full right, extinguished, regardless of prior notice or indemnity, all outstanding Unvested Options that have been granted to the Beneficiary.

d)           In case of the Participant’s death, all Unvested Options will become exercisable in advance. Vested or Unvested Options will be extended to his/her heirs and successors, by legal succession or by testamentary imposition, and may be exercised in whole or in part by the Beneficiary’s heirs, successors or spouses, for an expiring term of twelve (12) months after the date of death.

e)           In case of the Beneficiary’s permanent disability, all Unvested Options will become exercisable in advance. The Beneficiary or his/her legal guardian will have the right to exercise the Vested or Unvested Options within the expiring period of six (6) months, as of the date on which the permanent disability was verified.

Notwithstanding the situations provided for above, the Board of Directors or the People Committee may establish different terms and conditions for each Agreement, without the need to apply any rule of equality or analogy between the Beneficiaries, even if they are in similar or identical situations.

13.5 – Share-based Compensation

Remuneração baseada em ações prevista para o exercício social corrente (2020)
Diretoria Estatutária
Nº total de membros	4	4	4	4	5	5.7	6.5	6.5	6.5	6.5
Nº de membros remunerados	4	4	4	4	5	5.7	6.5	6.5	6.5	6.5
Outorga de opções de compras de ações
Data da outorga (1)	2/28/2013	2/28/2014	2/27/2015	2/29/2016	2/24/2017	2/28/2018
Quantidade de opções outorgadas*	1,602,567	193,425	193,620	256,926	349,129	420,552
Prazo para que as opções se tornem exercíveis	8/28/2013	8/28/2014	8/28/2015	8/28/2016	2/28/2018	2/28/2019
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	não se aplica	Lockup de 10% do vesting pelo período de 1 mês a contar da data do exercício	Lockup de 100% do vesting pelo período de 1 ano a contar da data do exercício
Preço médio ponderado de exercício
a) Das opções em aberto no início do exercício social	-	15.16	15.43	13.55	16.77	21.38
b) Das opções perdidas durantes o exercício social	-	-	-	-	-	-
c) Das opções exercidas durante o exercício social	-	14.29	14.81	13.15	16.99	-
d) Das opções expiradas durante o exercício social	-	-	-	-	-	-
Valor justo das opções na data da outorga	6.24	11.28	12.91	15.50	5.34	4.89
Diluição potencial no caso do exercício de todas as opções outorgadas	1.0%	0.1%	0.1%	0.2%	0.2%	0.3%
Outorga de ações diferidas
Data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	2/24/2017	2/28/2018	1/22/2019	5/13/2019	10/14/2019	5/29/2020
Quantidade de ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	não se aplica	760,177	132,236	183,286	1,050,000	150,000	456,164
Prazo para que as ações diferidas se tornem exercíveis (1)	não se aplica	não se aplica	não se aplica	não se aplica	01/03/2021*	15% em 01/03/2019 15% em 01/03/2020 15% em 01/03/2021 55% em 01/03/2022	100% em 28/02/2023	20% em 31/12/19 20% em 31/12/20 20% em 31/12/21 20% em 31/12/22 20% em 31/12/23	20% em 31/12/19 20% em 31/12/20 20% em 31/12/21 20% em 31/12/22 20% em 31/12/23	25% em 28/02/21 25% em 28/02/22 25% em 28/02/23 25% em 28/02/24 Deste montante 19.555 terá vesting integral de 4 anos.
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	não se aplica	Lockup de até 4 anos	Lockup de 100% do vesting pelo período de 1 ano a contar da data do exercício	não se aplica	Lockup até 2 anos.	Lockup até 2 anos.	não se aplica
Preço médio ponderado de exercício								-	-	-
a) Das ações diferidas em aberto no início do exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	-	-	-	-	-
b) Das ações diferidas perdidas durantes o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	-	-	-	-	-
c) Das ações diferidas exercidas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	-	-	-	-	-
d) Das ações diferidas expiradas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	-	-	-	-	-
Valor justo das ações diferidas na data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	16.99	21.61	28.31	28.31	28.31	20.46
Diluição potencial no caso do exercício de todas as ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	não se aplica	0.5%	0.5%	0.1%	0.6%	0.1%	0.2%
(1) A outorga realizada em 28/02/2013, 28/02/2014 e 28/02/2015 foram finalizadas e não há mais opções para serem exercidas.

* 600 mil ações Vesting em 31/12/2019 e estará condicionado a um período de lock-up de  2 (dois) anos, contados da data da ocorrência do período de vesting, sobre 50% do vesting; e  4 (quatro) anos, contados da data da ocorrência do período de vesting, sobre 50% do vesting remanescente.

Conselho de administração
Nº total de membros	9	5	5	5	5	5	5	5
Nº de membros remunerados	0	0	0	1	2	2	2	2
Outorga de opções de compras de ações
Data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Quantidade de opções outorgadas*	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Prazo para que as opções se tornem exercíveis	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Preço médio ponderado de exercício	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
a) Das opções em aberto no início do exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
b) Das opções perdidas durantes o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
c) Das opções exercidas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
d) Das opções expiradas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Valor justo das opções na data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Diluição potencial no caso do exercício de todas as opções outorgadas	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Outorga de ações diferidas
Data da outorga	não se aplica	não se aplica	não se aplica	09/05/2016	15/05/2017	07/05/2018	13/05/2019	30/06/2020
Quantidade de ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	10.446	12.242	10.932	9.990	19.442
Prazo para que as ações diferidas se tornem exercíveis	não se aplica	não se aplica	não se aplica	09/05/2017	15/05/2018	07/05/2019	13/05/2020	30/06/2020
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	09/05/2018	15/05/2019	07/05/2020	13/05/2021	30/06/2021
Preço médio ponderado de exercício
a) Das ações diferidas em aberto no início do exercício social	não se aplica	não se aplica	não se aplica	não se aplica	20,41	não se aplica	não se aplica	não se aplica
b) Das ações diferidas perdidas durantes o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	não se aplica	não se aplica	não se aplica
c) Das ações diferidas exercidas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	20,41	não se aplica	não se aplica	não se aplica
d) Das ações diferidas expiradas durante o exercício social	não se aplica	não se aplica	não se aplica	-	-	não se aplica	não se aplica	não se aplica
Valor justo das ações diferidas na data da outorga	não se aplica	não se aplica	não se aplica	15,49	19,16	21,40	não se aplica	20,46
Diluição potencial no caso do exercício de todas as ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	0,01%	0,01%	0,01%	0,01%	0,01%

SHARE-BASED COMPENSATION FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

Remuneração baseada em ações prevista para o exercício social encerado em 31 de dezembro de 2019
Diretoria Estatutária
Nº total de membros	4	4	4	4	5	5,7	6,5	6,5	6,5
Nº de membros remunerados	4	4	4	4	5	5,7	6,5	6,5	6,5
Outorga de opções de compras de ações
Data da outorga (1)	28/02/2013	28/02/2014	27/02/2015	29/02/2016	24/02/2017	28/02/2018	-	-	-
Quantidade de opções outorgadas*	1.602.567	193.425	193.620	256.926	349.129	420.552	-	-	-
Prazo para que as opções se tornem exercíveis	28/08/2013	28/08/2014	28/08/2015	28/08/2016	28/02/2018	28/02/2019	-	-	-
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	não se aplica	Lockup de 10% do vesting pelo período de 1 mês a contar da data do exercício	Lockup de 100% do vesting pelo período de 1 ano a contar da data do exercício	-	-	-
Preço médio ponderado de exercício							-	-	-
a) Das opções em aberto no início do exercício social	-	15,16	15,43	13,55	16,77	21,38	-	-	-
b) Das opções perdidas durantes o exercício social	-	-	-	-	-	-	-	-	-
c) Das opções exercidas durante o exercício social	-	14,29	14,81	13,15	16,99	-	-	-	-
d) Das opções expiradas durante o exercício social	-	-	-	-	-	-	-	-	-
Valor justo das opções na data da outorga	6,24	11,28	12,91	15,50	5,34	4,89	-	-	-
Diluição potencial no caso do exercício de todas as opções outorgadas	1,0%	0,1%	0,1%	0,2%	0,2%	0,3%	-	-	-

Outorga de ações diferidas
Data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	24/02/2017	28/02/2018	22/02/2019	13/05/2019	14/10/2019
Quantidade de ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	não se aplica	760.177	132.236	183.286	1.050.000	150.000
Prazo para que as ações diferidas se tornem exercíveis (1)	não se aplica	não se aplica	não se aplica	não se aplica	92% em 01/03/2020 8% em 01/03/2021	15% em 01/03/2019 15% em 01/03/2020 15% em 01/03/2021 55% em 01/03/2022	100% em 28/02/2023	20% em 31/12/19 20% em 31/12/20 20% em 31/12/21 20% em 31/12/22 20% em 31/12/23	20% em 31/12/19 20% em 31/12/20 20% em 31/12/21 20% em 31/12/22 20% em 31/12/23
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	não se aplica	Lockup até 4 anos	não se aplica	não se aplica	Lockup até 2 anos	Lockup até 2 anos
Preço médio ponderado de exercício									-
a) Das ações diferidas em aberto no início do exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	-	-	-	-
b) Das ações diferidas perdidas durantes o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	-	-	-	-
c) Das ações diferidas exercidas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	-	-	-	-
d) Das ações diferidas expiradas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	-	-	-	-
Valor justo das ações diferidas na data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	16,99	21,61	28,31	28,31	28,31
Diluição potencial no caso do exercício de todas as ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	não se aplica	0,5%	0,5%	0,1%	0,6%	0,1%
(1) As outorgas realizadas em 28/02/2013, 28/02/2014 e 28/02/2015 foram finalizadas e não há mais opções para serem exercidas.

Conselho de administração
Nº total de membros	9	5	5	5	5	5	5
Nº de membros remunerados	0	0	0	1	2	2	2
Outorga de opções de compras de ações
Data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Quantidade de opções outorgadas*	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Prazo para que as opções se tornem exercíveis	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Preço médio ponderado de exercício	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
a) Das opções em aberto no início do exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
b) Das opções perdidas durantes o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
c) Das opções exercidas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
d) Das opções expiradas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Valor justo das opções na data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Diluição potencial no caso do exercício de todas as opções outorgadas	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica

Outorga de ações diferidas
Data da outorga	não se aplica	não se aplica	não se aplica	09/05/2016	15/05/2017	07/05/2018	13/05/2019
Quantidade de ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	10.446	12.242	10.932	9.990
Prazo para que as ações diferidas se tornem exercíveis	não se aplica	não se aplica	não se aplica	09/05/2017	15/05/2018	07/05/2019	13/05/2020
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	09/05/2018	15/05/2019	07/05/2020	13/05/2021
Preço médio ponderado de exercício
a) Das ações diferidas em aberto no início do exercício social	não se aplica	não se aplica	não se aplica	não se aplica	20,41	não se aplica	não se aplica
b) Das ações diferidas perdidas durantes o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	não se aplica	não se aplica
c) Das ações diferidas exercidas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	20,41	não se aplica	não se aplica
d) Das ações diferidas expiradas durante o exercício social	não se aplica	não se aplica	não se aplica	-	-	não se aplica	não se aplica
Valor justo das ações diferidas na data da outorga	não se aplica	não se aplica	não se aplica	15,49	19,16	21,40	não se aplica
Diluição potencial no caso do exercício de todas as ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	0,01%	não se aplica	não se aplica	não se aplica

SHARE-BASED COMPENSATION FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

Remuneração baseada em ações prevista para o exercício social encerrado em 31 de dezembro de 2018
Diretoria Estatutária
Nº total de membros	4	4	4	4	5	6
Nº de membros remunerados	4	4	4	4	5	6
Outorga de opções de compras de ações
Data da outorga (1)	28/02/2013	28/02/2014	27/02/2015	29/02/2016	24/02/2017	28/02/2018
Quantidade de opções outorgadas*	1.602.567	193.425	193.620	256.926	349.129	420.552
Prazo para que as opções se tornem exercíveis	28/08/2013	28/08/2014	28/08/2015	28/08/2016	28/02/2018	28/02/2019
Prazo de restrição à transferência de ações	intransferíveis	intransferíveis	intransferíveis	intransferíveis	intransferíveis	intransferíveis
Preço médio ponderado de exercício
a) Das opções em aberto no início do exercício social	-	14,18	14,44	12,84	16,99	-
b) Das opções perdidas durantes o exercício social	-	-	-	-	-	-
c) Das opções exercidas durante o exercício social	-	14,29	14,55	12,93	16,99	-
d) Das opções expiradas durante o exercício social	-	-	-	-	-	-
Valor justo das opções na data da outorga	6,24	11,28	12,91	15,50	5,34	4,89
Diluição potencial no caso do exercício de todas as opções outorgadas	1,0%	0,1%	0,1%	0,2%	0,2%	0,3%

Outorga de ações diferidas
Data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	24/02/2017	28/02/2018
Quantidade de ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	não se aplica	760.177	132.236
Prazo para que as ações diferidas se tornem exercíveis (1)	não se aplica	não se aplica	não se aplica	não se aplica	92% em 31/12/2019 8% em 01/03/2021	15% em 01/03/2019 15% em 01/03/2020 15% em 01/03/2021 55% em 01/03/2022
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	não se aplica	Lock up até 4 anos	Não se aplica
Preço médio ponderado de exercício
a) Das ações diferidas em aberto no início do exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	-
b) Das ações diferidas perdidas durantes o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	-
c) Das ações diferidas exercidas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	-
d) Das ações diferidas expiradas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-	-
Valor justo das ações diferidas na data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	16,99	21,61
Diluição potencial no caso do exercício de todas as ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	não se aplica	0,5%	0,1%
(1) A outorga realizada em 28/02/2013 foi finalizada e não há mais opções para serem exercidas

Conselho de administração
Nº total de membros	9	5	5	5	5	5
Nº de membros remunerados	0	0	0	1	2	2
Outorga de opções de compras de ações
Data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Quantidade de opções outorgadas*	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Prazo para que as opções se tornem exercíveis	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Preço médio ponderado de exercício	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
a) Das opções em aberto no início do exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
b) Das opções perdidas durantes o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
c) Das opções exercidas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
d) Das opções expiradas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Valor justo das opções na data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Diluição potencial no caso do exercício de todas as opções outorgadas	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Outorga de ações diferidas
Data da outorga	não se aplica	não se aplica	não se aplica	09/05/2016	15/05/2017	07/05/2018
Quantidade de ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	10.446	12.242	10.932
Prazo para que as ações diferidas se tornem exercíveis	não se aplica	não se aplica	não se aplica	09/05/2017	15/05/2018	07/05/2019
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	09/05/2018	15/05/2019	07/05/2020
Preço médio ponderado de exercício
a) Das ações diferidas em aberto no início do exercício social	não se aplica	não se aplica	não se aplica	15,93	não se aplica	não se aplica
b) Das ações diferidas perdidas durantes o exercício social	não se aplica	não se aplica	não se aplica	-	não se aplica	não se aplica
c) Das ações diferidas exercidas durante o exercício social	não se aplica	não se aplica	não se aplica	15,93	não se aplica	não se aplica
d) Das ações diferidas expiradas durante o exercício social	não se aplica	não se aplica	não se aplica	-	não se aplica	não se aplica
Valor justo das ações diferidas na data da outorga	não se aplica	não se aplica	não se aplica	15,93	19,28	21,40
Diluição potencial no caso do exercício de todas as ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	0,01%	não se aplica	não se aplica

SHARE-BASED COMPENSATION FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

Remuneração baseada em ações prevista para o exercício social encerrado em 31/12/2017
Diretoria Estatutária
Nº total de membros	4	4	4	4	5
Nº de membros remunerados	4	4	4	4	5
Outorga de opções de compras de ações
Data da outorga	28/02/2013	28/02/2014	27/02/2015	29/02/2016	24/02/2017
Quantidade de opções outorgadas*	1.602.567	193.425	193.620	256.926	349.129
Prazo para que as opções se tornem exercíveis	28/08/2013	28/08/2014	28/08/2015	28/08/2016	28/02/2018
Prazo de restrição à transferência de ações	intransferíveis	intransferíveis	intransferíveis	intransferíveis	intransferíveis
Preço médio ponderado de exercício
a) Das opções em aberto no início do exercício social	7,19	13,09	14,75	13,14	-
b) Das opções perdidas durantes o exercício social	-	-	-	-	-
c) Das opções exercidas durante o exercício social	7,23	13,18	14,84	13,22	-
d) Das opções expiradas durante o exercício social	-	-	-	-	-
Valor justo das opções na data da outorga	6,24	11,28	12,91	15,50	5,34
Diluição potencial no caso do exercício de todas as opções outorgadas	1,0%	0,1%	0,1%	0,2%	0,2%

Outorga de ações diferidas
Data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	24/02/2017
Quantidade de ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	não se aplica	760.177
Prazo para que as ações diferidas se tornem exercíveis (1)	não se aplica	não se aplica	não se aplica	não se aplica	92% em 01/03/2020 8% em 01/03/2021
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	não se aplica	instranferíveis
Preço médio ponderado de exercício
a) Das ações diferidas em aberto no início do exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-
b) Das ações diferidas perdidas durantes o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-
c) Das ações diferidas exercidas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-
d) Das ações diferidas expiradas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	-
Valor justo das ações diferidas na data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	16,99
Diluição potencial no caso do exercício de todas as ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	não se aplica	0,5%

(1) A ações diferidas que se tornarão exercíveis em 2020 são referentes à outorga extraordinária de ações diferidas com o objetivo de aumentar o lucro por ação da Companhia . O detalhamento da outorga extraordinária se encontra no item 13.16.

Conselho de administração
Nº total de membros	4	4	4	4	5
Nº de membros remunerados	4	4	4	4	5
Outorga de opções de compras de ações
Data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Quantidade de opções outorgadas*	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Prazo para que as opções se tornem exercíveis	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Preço médio ponderado de exercício	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
a) Das opções em aberto no início do exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
b) Das opções perdidas durantes o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
c) Das opções exercidas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
d) Das opções expiradas durante o exercício social	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Valor justo das opções na data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Diluição potencial no caso do exercício de todas as opções outorgadas	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
Outorga de ações diferidas
Data da outorga	não se aplica	não se aplica	não se aplica	09/05/2016	15/05/2017
Quantidade de ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	10.446	12.242
Prazo para que as ações diferidas se tornem exercíveis	não se aplica	não se aplica	não se aplica	09/05/2017	15/05/2018
Prazo de restrição à transferência de ações	não se aplica	não se aplica	não se aplica	09/05/2018	15/05/2019
Preço médio ponderado de exercício
a) Das ações diferidas em aberto no início do exercício social	não se aplica	não se aplica	não se aplica	-	não se aplica
b) Das ações diferidas perdidas durantes o exercício social	não se aplica	não se aplica	não se aplica	-	não se aplica
c) Das ações diferidas exercidas durante o exercício social	não se aplica	não se aplica	não se aplica	-	não se aplica
d) Das ações diferidas expiradas durante o exercício social	não se aplica	não se aplica	não se aplica	-	não se aplica
Valor justo das ações diferidas na data da outorga	não se aplica	não se aplica	não se aplica	15,93	19,28
Diluição potencial no caso do exercício de todas as ações diferidas outorgadas	não se aplica	não se aplica	não se aplica	0,01%	não se aplica

13.6 – Open Options

Opções e ações diferidas em aberto ao final do exercício social encerrado em 31/12/2019
Diretoria Estatutária - n° de membros	5	5	5,9	6,5	6,5	6,5
Diretoria Estatutária - n° total de membros remunerados	5	5	5,9	6,5	6,5	6,5
Opções
Data da outorga	28/02/2016	24/02/2017	28/02/2018		-	-
c. Em relação a opções ainda não exercíveis
(i) quantidade de opções	21.642	149.946	315.411		-	-
(ii) data em que se tornarão exercíveis	28/02/2020	50% em 28/02/2020 50% em 28/02/2021	25% em 28/02/2020 25% em 28/02/2021 25% em 28/02/2022 25% em 28/02/2023		-	-
(iii) prazo máximo para exercício das opções	28/02/2024	28/02/2025	28/02/2026		-	-
(iv) prazo de restrição à transferência das opções	não se aplica	Lockup de 10% do vesting pelo período de 1 mês a contar da data do exercício	Lockup até 12 meses		-	-
(v) preço médio ponderado de exercícios (R$/ação)	13,55	16,77	21,38		-	-
(vi) valor justo das opções no último dia do exercício social (R$/ação)	13,15	16,99	-		-	-
d. Em relação a opções ainda exercíveis
(i) quantidade de opções	-	105.100	105.141		-	-
(ii) prazo máximo para exercício das opções	-	28/02/2025	28/02/2026		-	-
(iii) prazo de restrição à transferência das opções	-	Lockup até 1 mês	Lockup até 12 meses		-	-
(iv) preço médio ponderado de exercícios (R$/ação)	-	21,38			-	-
(v) valor justo das opções no último dia do exercício social (R$/ação)	-	-	-		-	-

Ações diferidas
Data da outorga	não se aplica	não se aplica	não se aplica	22/01/2019	13/05/2019	14/10/2019
c. Em relação a ações diferidas ainda não exercíveis
(i) quantidade de ações	não se aplica	não se aplica	não se aplica	183.286	780.000	130.000
(ii) data em que se tornarão exercíveis	não se aplica	não se aplica	não se aplica	28/02/2023	25% em 31/12/2020 25% em 31/12/2021 25% em 31/12/2022 25% em 31/12/2023	25% em 31/12/2020 25% em 31/12/2021 25% em 31/12/2022 25% em 31/12/2023
(iii) prazo máximo para exercício das ações diferidas	não se aplica	não se aplica	não se aplica	28/02/2027	13/05/2027	13/05/2027
(iv) prazo de restrição à transferência das ações	não se aplica	não se aplica	não se aplica	não se aplica	Lockup até 24 meses	Lockup até 24 meses
(v) preço médio ponderado de exercícios (R$/ação)	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
(vi) valor justo das ações diferidas no último dia do exercício social (R$/ação)	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
d. Em relação às ações diferidas ainda exercíveis
(i) quantidade de ações	-	-	-	-	-	-
(ii) prazo máximo para exercício das ações diferidas	-	-	-	-	-	-
(iii) prazo de restrição à transferência das ações	-	-	-	-	-	-
(iv) preço médio ponderado de exercícios (R$/ação)	-	-	-	-	-	-
(v) valor justo das ações diferidas no último dia do exercício social (R$/ação)	-	-	-	-	-	-

Conselho de Administração - n° total de membros	5	5	5	5	5
Conselho de Administração - n° de membros remunerados	2	2	2	2	2
Opções
Data da outorga	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
c. Em relação a opções ainda não exercíveis
(i) quantidade de opções	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
(ii) data em que se tornarão exercíveis	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
(iii) prazo máximo para exercício das opções	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
(iv) prazo de restrição à transferência das opções	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
(v) preço médio ponderado de exercícios (R$/ação)	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
(vi) valor justo das opções no último dia do exercício social (R$/ação)	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
d. Em relação a opções ainda exercíveis
(i) quantidade de opções	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
(ii) data em que se tornarão exercíveis	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
(iii) prazo máximo para exercício das opções	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
(iv) prazo de restrição à transferência das opções	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
(v) preço médio ponderado de exercícios (R$/ação)	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica
(vi) valor justo das opções no último dia do exercício social (R$/ação)	não se aplica	não se aplica	não se aplica	não se aplica	não se aplica

Ações diferidas
Data da outorga	01/05/2016	15/05/2017	07/05/2018	13/05/2019
c. Em relação a ações diferidas ainda não exercíveis
(i) quantidade de ações	-	-	-	9.990
(ii) data em que se tornarão exercíveis	09/05/2017	15/05/2018	07/05/2019	13/05/2020
(iii) prazo máximo para exercício das ações diferidas	09/05/2024	15/05/2025	07/05/2026	13/05/2027
(iv) prazo de restrição à transferência das ações	até 1 ano contados da data do exercício	até 1 ano contados da data do exercício	até 1 ano contados da data do exercício	até 1 ano contados da data do exercício
(v) preço médio ponderado de exercícios (R$/ação)	-	-	-	-
(vi) valor justo das ações diferidas no último dia do exercício social (R$/ação)	-	-	-	-
d. Em relação às ações diferidas ainda exercíveis
(i) quantidade de ações	-	-	5.446-	-	-	-
(ii) prazo máximo para exercício das ações diferidas	-	-	07/05/2026-	-	-	-
(iii) prazo de restrição à transferência das ações	-	-	Lock-up de 1 ano-	-	-	-
(iv) preço médio ponderado de exercícios (R$/ação)	-	-	Não se aplica-	-	-	-
(v) valor justo das ações diferidas no último dia do exercício social (R$/ação)	-	-	-	-	-	-

13.7 Exercised Options and Shares Delivered

Opções e ações diferidas exercidas – Exercício Social encerrado em 31/12/2019							
DIRETORIA ESTATUTÁRIA							
Data da outorga	28/02/2013	28/02/2014	28/02/2015	28/02/2016	24/02/2017	28/02/2018	31/10/2019
Diretoria Estatutária – nº de membros	4,00	4,00	4,00	5,00	5,00	5,92	6,50
Diretoria Estatutária – nº de membros remunerados	4,00	4,00	4,00	5,00	5,00	5,92	6,50
EM RELAÇÃO ÀS OPÇÕES EXERCIDAS:							
(i) número de ações	1.682.694	190.440	149.865	199.734	n/a	n/a	186.387
(ii) preço médio ponderado pelo exercício	n/a	15,16	15,43	13,55	16,77	21,38	15,13
(iii) valor total da diferença entre o valor de exercício e o valor de mercado das ações relativas às opções exercidas	n/a	3,23	2,95	4,84	1,62	n/a	n/a
EM RELAÇÃO ÀS AÇÕES ENTREGUES:							
(i) número de ações	n/a	n/a	n/a	n/a	n/a	n/a	8.334
(ii) preço médio ponderado de aquisição	n/a	n/a	n/a	n/a	n/a	n/a	32,63
(iii) valor total da diferença entre o valor de aquisição e o valor de mercado das ações adquiridas	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CONSELHO DE ADMINISTRAÇÃO							
Data da outorga	n/a	n/a	n/a	01/05/2016	15/05/2017	07/05/2018	31/05/2019
Conselho de Administração – nº de membros	9	5	5	5	5	5	5
Conselho de Administração – nº de membros remunerados	n/a	n/a	1	2	2	2	2
EM RELAÇÃO ÀS OPÇÕES EXERCIDAS:							
(i) número de ações	n/a	n/a	n/a	n/a	n/a	n/a	5.466
(ii) preço médio ponderado pelo exercício	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iii) valor total da diferença entre o valor de exercício e o valor de mercado das ações relativas às opções exercidas	n/a	n/a	n/a	n/a	n/a	n/a	n/a
EM RELAÇÃO ÀS AÇÕES ENTREGUES:							
(i) número de ações	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(ii) preço médio ponderado de aquisição	n/a	n/a	n/a	n/a	n/a	n/a	n/a
(iii) valor total da diferença entre o valor de aquisição e o valor de mercado das ações adquiridas	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Opções e ações diferidas exercidas – Exercício Social encerrado em 31/12/2018						
DIRETORIA ESTATUTÁRIA						
Data da outorga	28/02/2013	28/02/2014	28/02/2015	28/02/2016	24/02/2017	28/02/2018
Diretoria Estatutária – nº de membros	4	4	4	5	5	5,9
Diretoria Estatutária – nº de membros remunerados	4	4	4	5	5	5,9
EM RELAÇÃO ÀS OPÇÕES EXERCIDAS:						
(i) número de ações	1.682.694	190.440	149.865	199.734	n/a	n/a
(ii) preço médio ponderado pelo exercício	n/a	15,16	15,43	13,55	16,77	n/a
(iii) valor total da diferença entre o valor de exercício e o valor de mercado das ações relativas às opções exercidas	n/a	3,23	2,95	4,84	1,62	n/a
EM RELAÇÃO ÀS AÇÕES ENTREGUES:						
(i) número de ações	n/a	n/a	n/a	n/a	n/a	n/a
(ii) preço médio ponderado de aquisição	n/a	n/a	n/a	n/a	n/a	n/a
(iii) valor total da diferença entre o valor de aquisição e o valor de mercado das ações adquiridas	n/a	n/a	n/a	n/a	n/a	n/a
CONSELHO DE ADMINISTRAÇÃO						
Data da outorga	28/02/2013	28/02/2014	28/02/2015	01/05/2016	15/05/2017	07/05/2018
Conselho de Administração – nº de membros	9	5	5	5	5	5
Conselho de Administração – nº de membros remunerados	n/a	n/a	1	2	2	2
EM RELAÇÃO ÀS OPÇÕES EXERCIDAS:						
(i) número de ações	n/a	n/a	n/a	n/a	n/a	n/a
(ii) preço médio ponderado pelo exercício	n/a	n/a	n/a	n/a	n/a	n/a
(iii) valor total da diferença entre o valor de exercício e o valor de mercado das ações relativas às opções exercidas	n/a	n/a	n/a	n/a	n/a	n/a
EM RELAÇÃO ÀS AÇÕES ENTREGUES:						
(i) número de ações	n/a	n/a	n/a	n/a	n/a	n/a
(ii) preço médio ponderado de aquisição	n/a	n/a	n/a	n/a	n/a	n/a
(iii) valor total da diferença entre o valor de aquisição e o valor de mercado das ações adquiridas	n/a	n/a	n/a	n/a	n/a	n/a

Opções e ações diferidas exercidas – Exercício Social encerrado em 31/12/2017					
DIRETORIA ESTATUTÁRIA					
Data da outorga	28/02/2013	28/02/2014	28/02/2015	28/02/2016	28/02/2017
Diretoria Estatutária – nº de membros	4	4	4	5	5
Diretoria Estatutária – nº de membros remunerados	4	4	4	5	5
EM RELAÇÃO ÀS OPÇÕES EXERCIDAS:					
(i) número de ações	1.682.694	180.264	125.025	93.792	-
(ii) preço médio ponderado pelo exercício	6,87	14,18	14,44	12,84	16,99
(iii) valor total da diferença entre o valor de exercício e o valor de mercado das ações relativas às opções exercidas	10,67	3,36	3,11	4,71	0,55
EM RELAÇÃO ÀS AÇÕES ENTREGUES:					
(i) número de ações	n/a	n/a	n/a	n/a	n/a
(ii) preço médio ponderado de aquisição	n/a	n/a	n/a	n/a	n/a
(iii) valor total da diferença entre o valor de aquisição e o valor de mercado das ações adquiridas	n/a	n/a	n/a	n/a	n/a
CONSELHO DE ADMINISTRAÇÃO					
Data da outorga	28/02/2013	28/02/2014	28/02/2015	01/05/2016	15/05/2017
Conselho de Administração – nº de membros	9	5	5	5	5
Conselho de Administração – nº de membros remunerados	n/a	n/a	1	2	2
EM RELAÇÃO ÀS OPÇÕES EXERCIDAS:					
(i) número de ações	n/a	n/a	n/a	n/a	n/a
(ii) preço médio ponderado pelo exercício	n/a	n/a	n/a	n/a	n/a
(iii) valor total da diferença entre o valor de exercício e o valor de mercado das ações relativas às opções exercidas	n/a	n/a	n/a	n/a	n/a
EM RELAÇÃO ÀS AÇÕES ENTREGUES:					
(i) número de ações	n/a	n/a	n/a	n/a	n/a
(ii) preço médio ponderado de aquisição	n/a	n/a	n/a	n/a	n/a
(iii) valor total da diferença entre o valor de aquisição e o valor de mercado das ações adquiridas	n/a	n/a	n/a	n/a	n/a

13.8 - Pricing of shares/options

a)               Pricing model:

The stock options granted were priced using the Black & Scholes model. As the stock options can be exercised over a four-year period, this amount is recognized over the four years.

b)               data and assumptions adopted in the pricing model, including the weighted average price of shares, strike price, expected volatility, option term, expected dividends, and risk-free interest rate:

The following variables were used to calculate the pricing model for the stock options:

(i)               Share Price: The closing price of the share traded on the date on which the stock option plan was granted, as set by the Company’s Board of Directors.

(ii)             Strike Price: Price established in the agreement, through which the option holder can buy the share. The strike price of the Company’s shares will be based on the weighted average (by volume) of the share prices in the two months before the grant.

(iii)            Risk-Free Rate: Represents the projected risk-free rate at the time of the grant, in this case, the NTN-F interest curve.

(iv)            Dividends: We use an estimated dividend yield of 1.34% p.a., as estimated by the Management on the pricing date of the 1st grant and the 2nd grant of the stock option plan.

(v)             Volatility: Since the Company has a very young listing history to calculate volatility, market peers were used, listed in the US and Brazilian markets.

(vi)            Period: Represents the time that elapses from the approval of the stock option plan to the day on which the option holder exercises the stock option. In this case, given the characteristics of the option, we use four years.

c)               method and assumptions used to incorporate the expected effects of the early exercise:

The grace period (vesting) to exercise the options is 12 months, and the stock options granted will be valid for four years after the grant date. This characteristic was incorporated into the pricing model, using a two-year term as the time in which the option would be exercised.

With that, the following figures were used in the Black & Scholes model.

Since the assumptions for the Black & Scholes model were established when the stock options were granted, that is, before the end of the fiscal year, the dividend yield expected by the Company’s Management was used, based on the expected earnings distribution for the fiscal year.

d)               method to establish the expected volatility:

Considering the adjusted historical volatility of the last 36 months before the grant.

e)               if any other characteristic of the option was incorporated to measure its fair value:

All characteristics used in the measurement were mentioned above.

13.9 - Participations Held by Body

Órgão	Ações Ordinárias	Percentual
Conselho de Administração(1)	26.385.492	13,93%
Diretoria Estatutária	290.030	0,15%
Conselho Fiscal	-	-

(1) On the date of this document, Mr. Alberto Menache accumulates the positions of member of the Company's board of directors and statutory director. Thus, to avoid duplication, the securities held by such administrator are shown exclusively in the amount held by the board of directors in the table.

13.10 Information on pension plans granted to members of the Board of Directors and Statutory Officers

Not applicable, considering that no pension plan was granted to the members of the Board of Directors and statutory officers.

13.11 - Maximum, Minimum and Average Individual Compensation of the Board of Directors, Statutory Board and Fiscal Council

Valores anuais (1)
	Diretoria			Conselho de Administração			Conselho Fiscal
	31/12/2019	31/12/2018	31/12/2017	31/12/2019	31/12/2018	31/12/2017	31/12/2019	31/12/2018	31/12/2017
Nº de membros	6,50	5,70	5,20	5	5	5	3	3	Não instalado
Nº de membros remunerados	6,50	5,70	5,20	2	2	2	3	3	Não instalado
Valor da maior remuneração (Reais)	18.201.222	5.142.380	9.770.938	530.000	452.000	419.000	106.400	101.400	Não instalado
Valor da menor remuneração (Reais)	6.182.926	1.168.180	3.276.192	530.000	452.000	419.000	106.400	101.400	Não instalado
Valor médio da remuneração (Reais)	8.009.344	2.617.703	4.896.931	530.000	452.000	419.000	106.400	101.400	Não instalado
(1) Inclui opções.

Observação
Diretoria Estatutária
31/12/2019	O executivo considerado na remuneração máxima teve mandato de 12 meses no exercício
31/12/2019	Desconsideramos para a remuneração mínima os 5 executivos com mandato inferior a 12 meses no exercício de 2019
31/12/2018	A diferença entre o valor orçado e o real de 2018 é explicada pela renúncia do Sr. Dennis Herszkowicz em setembro de 2018.
31/12/2017	Desconsideramos para a remuneração mínima o executivo com mandato inferior a 12 meses no exercício

Conselho de Administração
31/12/2017	Os valores máximo, mínimo e médio equivalem aos dois conselheiros remunerados da Companhia no exercício.
31/12/2016	Os valores máximo, mínimo e médio equivalem aos dois conselheiros remunerados da Companhia no exercício.
31/12/2015	Os valores máximo, mínimo e médio equivalem ao único conselheiro remunerado da Companhia no exercício.

13.12 - Remuneration or Compensation Mechanisms for Administrators in the event of dismissal from office or retirement

Not applicable, since there is no compensation or indemnity mechanism for the Company's management in case of removal from office or retirement.

13.13 - Percentage in the Total Remuneration Held by Managers and Members of the Fiscal Council Who Are Parties Related to the Controllers

Fiscal Year ended on December 31, 2019

Órgão	Percentual de Partes relacionadas
Conselho de Administração	n/a
Diretoria Estatutária	86%
Conselho Fiscal	n/a

Fiscal Year ended on December 31, 2018

Órgão	Percentual de Partes relacionadas
Conselho de Administração	n/a
Diretoria Estatutária	74%
Conselho Fiscal	n/a

Fiscal Year ended on December 31, 2017

Órgão	Percentual de Partes relacionadas
Conselho de Administração	n/a
Diretoria Estatutária	85%
Conselho Fiscal	n/a

13.14 - Remuneration of Administrators and Members of the Fiscal Council, grouped by body, received for any reason other than the function they occupy

Fiscal Year ended on December 31, 2019

Item / Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Remuneração a membros paga por qualquer razão que não a função que ocupam:	n/a	n/a	n/a
Comissões	n/a	n/a	n/a
Serviços de consultoria/assessoria	n/a	n/a	n/a
Outros	n/a	n/a	n/a

Fiscal Year ended on December 31, 2018

Item / Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Remuneração a membros paga por qualquer razão que não a função que ocupam:	n/a	n/a	n/a
Comissões	n/a	n/a	n/a
Serviços de consultoria/assessoria	n/a	n/a	n/a
Outros	n/a	n/a	n/a

Fiscal Year ended on December 31, 2017

Item / Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal
Remuneração a membros paga por qualquer razão que não a função que ocupam:	343.980	n/a	n/a
Comissões	n/a	n/a	n/a
Serviços de consultoria/assessoria	n/a	n/a	n/a
Outros	n/a	n/a	n/a

13.15 - Remuneration of Managers and Members of the Fiscal Council recognized in the result of Controlling Shareholders, Direct or Indirect, of Companies under common control and Subsidiaries of the issuer

Exercício social de 2019 - remuneração recebida em função do exercício do cargo no emissor
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Controladores diretos e indiretos	-	-	-	-
Controladas do emissor	-	12.116.483	-	12.116.483
Sociedades sob controle comum	-	-	-	-

Exercício social de 2018 - remuneração recebida em função do exercício do cargo no emissor
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Controladores diretos e indiretos	-	-	-	-
Controladas do emissor	-	10.581.656	-	10.581.656
Sociedades sob controle comum	-	-	-	-

Exercício social de 2017 - remuneração recebida em função do exercício do cargo no emissor
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Controladores diretos e indiretos	-	-	-	-
Controladas do emissor	-	9.705.657	-	9.705.657
Sociedades sob controle comum	-	-	-	-

13.16 - Other Relevant Information

Competence regime

The Company points out that all the information shown in the tables in item 13.2 refers to the amounts recognized in the respective fiscal years, therefore, on the competence regime.

Linx Pay’s Long Term Incentive Program (ILP):

With the objective of reinforcing the retention of the Company's key executives, as well as ensuring compliance with the business plan created for the Company's subsidiary, Linx Pay, the Company's Board of Directors, supported by the Personnel Committee, approved on 22 January 2019, a long-term incentive program based on deferred actions for the Company's managers and employees (“ILP Program”).

The Company hired Towes Watson - one of the main compensation consultants in the market – to support the People Committee to develop the ILP Program model, based on best market practices. The approved ILP Program lasts for five years with annual Vestings according to the achievement of Linx Pay's staggered gross revenue goals and contribution margin, in addition to a two-year Lock-up after each Vesting.

With the achievement of the established goals, the Company's directors will be able to collectively receive, over five years, the net total of up to 1,200,000 shares issued by the Company. To follow the mandatory standard under the terms of ICVM 480 for approval of management compensation (item 13.2 of the Reference Form), the total number of shares proposed was converted into national currency by multiplying it by the strike price of the last grant made by the Company on January 22, 2018 in the amount of R $ 28.31, resulting in R $ 34 million. It is important to emphasize that the shares granted will only become vested in accordance with the achievement of the annual goals established by the proposed program, and will be divided by six executives of the Company and in five years. The first lock up period will expire in Dec/2021 and the last in Dec/2025.

ANNEX IV - MINUTES OF THE BOARD OF DIRECTOR’S MEETING HELD ON MAY 29, 2020

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 29, 2020.

1                DATE, TIME AND PLACE: Held on May 29, 2020 at 5:00 pm, at the headquarters of Linx S.A. (“Company”), in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, No. 7221, Cj. 701, Bl. A, Dep. 20, room 1, Edifício Birmann 21, Pinheiros, CEP 05425-902.

2                Call Notice and Attendance: Call notice in accordance with Company By-laws, the attendance of the members of the Board of Directors was verified through conference call, as determined on Article 20 of the Company By-laws.

3                Presiding Board: Nercio José Monteiro Fernandes, as chairman; and Ana Paula Frigo as secretary.

4                AGENDA: The members of Company's Board of Directors met to approve the following agenda: (i) to convene an Extraordinary General Meeting to be held on June 29, 2020 at 2:00 pm at the Company’s headquarters to resolve the annual global compensation of the Company’s directors for the fiscal year to be ended on December 31, 2020; (ii) to ratification all acts executed by the Board of Directors of the Company to effective the agenda above.

5                RESOLUTIONS:  After discussion and review of the Agenda, the following resolutions were unanimously approved by the Board of Directors:

5.1            In accordance to Article 24, iv, of the Company’s By-laws and Article 123 and 142 of Corporate Law, the Board of Directors decide to convene an Extraordinary General Meeting to be held on June 29, 2020 at 2:00 pm at the Company’s headquarters to resolve about the amount limit of the annual global compensation of the Company’s Directors for the fiscal year to be ended on December 31, 2020.

5.2            The ratification of all acts executed by the Board of Directors of the Company to effective the resolution above.

6                CLOSING: There being no further business to discuss, these minutes were drawn up, read and approved and signed by all members presents and by the Chairman and the Secretary of the Presiding Board. São Paulo, May 29, 2020. Presiding Board: Chairman: Nercio José Monteiro Fernandes; Secretary: Ana Paula Frigo. Members of the Board of Directors: Nercio José Monteiro Fernandes, João Cox, Roger de Barbosa Ingold, Alon Dayan, Alberto Menache.

I hereby certify that these minutes are a true copy of the minutes drawn up in the proper book.

São Paulo, May 29, 2020

_________________________________________

Ana Paula Frigo

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer